     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 1999


                                                      REGISTRATION NO. 333-72469

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   ETOYS INC.

             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

           DELAWARE                          5945                  95-4633006
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or         Classification Code Number)     Identification
        Organization)                                               Number)

                        2850 OCEAN PARK BLVD., SUITE 225
                             SANTA MONICA, CA 90405
                                 (310) 664-8100

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                       EDWARD C. LENK, PRESIDENT AND CEO
                                   ETOYS INC.
                        2850 OCEAN PARK BLVD., SUITE 225
                             SANTA MONICA, CA 90405
                                 (310) 664-8100
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:

          GLEN R. VAN LIGTEN                     ROBERT V. GUNDERSON, JR.
             AMY E. PAYE                            JEFFREY P. HIGGINS
          MITCHELL S. ZUKLIE                      WILLIAM E. GROWNEY JR.
           KRISTEN A. LAMB                         KIRIL M. DOBROVOLSKY
          VENTURE LAW GROUP                      GUNDERSON DETTMER STOUGH
      A PROFESSIONAL CORPORATION                  VILLENEUVE FRANKLIN &
         2800 SAND HILL ROAD                          HACHIGIAN, LLP
         MENLO PARK, CA 94025                    155 CONSTITUTION AVENUE
            (650) 854-4488                         MENLO PARK, CA 94025
                                                      (650) 321-2400

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                PROPOSED MAXIMUM
                                                                                    AGGREGATE              AMOUNT OF
             TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                OFFERING PRICE (1)    REGISTRATION FEE (2)
Common Stock, par value $0.0001                                                  $115,000,000.00          $31,970.00


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.


(2) Previously paid by the registrant in connection with the filing of the Registration Statement on February 17, 1999.


                         ------------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION. DATED APRIL 5, 1999.


The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                8,200,000 Shares


     [LOGO]
                                   ETOYS INC.

                                  Common Stock

                               ------------------


    This is an initial public offering of shares of common stock of eToys Inc. All of the 8,200,000 shares of common stock are being sold by eToys.



    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. eToys intends to list the common stock on the Nasdaq National Market under the symbol "ETYS".



    SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                        Per Share     Total
                                                                       -----------  ---------
     Initial public offering price...................................   $           $
     Underwriting discount...........................................   $           $
     Proceeds, before expenses, to eToys.............................   $           $


    The underwriters may, under specific circumstances, purchase up to an additional 1,230,000 shares from eToys at the initial public offering price, less the underwriting discount.


                            ------------------------

GOLDMAN, SACHS & CO.

             BANCBOSTON ROBERTSON STEPHENS

                           DONALDSON, LUFKIN & JENRETTE

                                        MERRILL LYNCH & CO.

                            ------------------------

                         Prospectus dated       , 1999.

The gatefold includes:



                             A TALE OF TWO ARTHURS.



            [A PICTURE OF ARTHUR]                          [A PICTURE OF ARTHUR]

with the following text below each picture:
1.  BUCKLE CHILDREN INTO CAR SEATS.            1. TURN ON COMPUTER.
2.  DRIVE TO TOY STORE.                        2. GO TO WWW.eTOYS.COM
3.  CIRCLE PARKING LOT 4 TIMES FOR             3. ORDER ARTHUR.
   PARKING SPACE.                              4. ARTHUR IS DELIVERED, GIFT WRAPPED, TO
4.  CHANGE ONE DIAPER.                         YOUR DOORSTEP.
5.  LOSE ONE CHILD IN THE BARBIE SECTION.
6.  FINALLY FIND ARTHUR.
7.  COAX CHILD OUT OF PLAY HOUSE.              [PICTURE OF ETOYS HOME PAGE]
8.  WAIT IN LONG CHECK-OUT LINE.
9.  PUT CANDY BARS BACK ON RACK.                               [ETOYS LOGO]
10. PLACATE CRYING CHILDREN.                        WE BRING THE TOY STORE TO YOU.(SM)
11. DRIVE HOME.                                                WWW.ETOYS.COM
12. REMEMBER YOU NEED GIFT WRAP.                            AOL KEYWORD: ETOYS



-TM--C-Marc Brown 1999



At the bottom of the page is the following language:



eToys-Registered Trademark- is a registered trademark of eToys. Toysearch-TM-and "We Bring The Toy Store To You."(sm) are trademarks of eToys. All other brand names or trademarks appearing in this prospectus are the property of their respective holders. The inclusion of the products in this prospectus is not an endorsement of eToys or the offering of the securities being made hereby by the vendors of such products.



The following text is contained on this gatefold:



Across the top of the two pages: [eToys logo] and We Bring The Toy Store To You.(sm)



[Two page screen shot of eToys home page with textual descriptions of our Web site shopping features, surrounded by the following text flowed to both sides in a counter-clockwise fashion]



[PICTURE OF BLUE'S CLUES]



eToys.com shoppers will find an extensive selection of competitively priced products, with over 9,500 SKUs representing more than 750 brands. We provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty brands, such as BRIO, PLAYMOBIL and Learning Curve.



Our Web site features detailed product information and innovative merchandising through easy-to-use Web pages. We also provide our customers with helpful and useful shopping services such as birthday reminders and wish lists. For shoppers who are not certain what to get the kids, we offer product reviews, recommendations and gift suggestions. Our online store is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. eToys.com. Why go to the store, when the toy store can come to you?



TOYSEARCH.-TM-



OUR TOYSEARCH LETS CUSTOMERS BROWSE BY ANY COMBINATION OF AGE, CATEGORY, KEYWORD OR PRICE.

[PICTURE OF MADELINE DOLL]



GOOD ADVICE.



OUR AWARD WINNER SECTION FEATURES TOYS RECOMMENDED BY PROMINENT PARENTING AND FAMILY PUBLICATIONS AS WELL AS ORGANIZATIONS WHO REVIEW CHILDREN'S TOYS, SOFTWARE AND BOOKS. CUSTOMERS CAN ALSO VISIT OUR BESTSELLERS SECTION TO VIEW THE MOST POPULAR TOYS SOLD OVER THE PAST 30 DAYS OR BROWSE THROUGH OUR OWN FAVORITES BY AGE RECOMMENDATIONS.



TOY BRANDS.



WE CARRY BOTH TRADITIONAL, WELL-KNOWN BRANDS, SUCH AS MATTEL, HASBRO AND LEGO, AND SPECIALTY TOY BRANDS, SUCH AS BRIO, PLAYMOBIL AND LEARNING CURVE.



[PICTURE OF WRAPPED GIFT]



GIFT CENTER.



WE SIMPLIFY GIFT SHOPPING THROUGH OUR GIFT CENTER, WHERE CUSTOMERS CAN OBTAIN GIFT CERTIFICATES, GIFT RECOMMENDATIONS BY AGE AND GET INFORMATION ON A VARIETY OF CHILD-APPROPRIATE GIFT WRAP STYLES AND PERSONALIZED MESSAGE CARDS TO ACCOMPANY THE GIFT.



PICKS OF THE MONTH.



IN OUR PICKS OF THE MONTH SECTION, WE RECOMMEND TOYS FOR DIFFERENT AGE RANGES.



[PICTURE OF BRIO TRAIN]



TWENTY UNDER $20.



OUR TWENTY UNDER $20 SECTION HAS RECOMMENDATIONS ON TOYS THAT WON'T STRAIN THE BUDGET.



DETAILED PRODUCT INFORMATION.



A SIMPLE CLICK OF THE MOUSE GIVES SHOPPERS ACCESS TO DETAILED PRODUCT INFORMATION THEY NEED TO MAKE EDUCATED BUYING DECISIONS, INCLUDING PRODUCT DESCRIPTIONS, ETOYS' OWN AGE RECOMMENDATIONS, A LIST OF ACCESSORIES AND RELATED PRODUCTS AND INVENTORY STATUS.



[PICTURE OF PRODUCT DESCRIPTION OF TWO-WAY BATTERY-POWERED ENGINE]



MY ETOYS.



WE PERSONALIZE THE CUSTOMER'S SHOPPING EXPERIENCE BY OFFERING BIRTHDAY REMINDERS, CHILDREN'S WISH LISTS AND AN ADDRESS BOOK.



EXTENSIVE PRODUCT SELECTION.



OUR ONLINE STORE IS EXCLUSIVELY FOCUSED ON CHILDREN'S PRODUCTS AND OFFERS AN EXTENSIVE SELECTION OF TOYS, VIDEO GAMES, SOFTWARE, VIDEOS AND MUSIC.



[PICTURE OF SUPER MARIO BROS. VIDEO GAME, GOODNIGHT MOON BOOK, JUMPSTART SOFTWARE BOX AND PADDINGTON BEAR]



At the bottom right of the two page gatefold is the following:



                                  [ETOYS LOGO]



                       WE BRING THE TOY STORE TO YOU.(SM)



                                 WWW.ETOYS.COM



                               AOL KEYWORD: ETOYS



The following text is centered on the inside back cover:



                                  [ETOYS LOGO]



                       WE BRING THE TOY STORE TO YOU.(SM)

                               PROSPECTUS SUMMARY


    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING ETOYS AND THE FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THIS PROSPECTUS ASSUMES THE AUTOMATIC CONVERSION OF OUR OUTSTANDING PREFERRED STOCK INTO 58,779,267 SHARES OF COMMON STOCK, ASSUMING FULL EXERCISE OF WARRANTS TO PURCHASE 48,387 SHARES OF PREFERRED STOCK OUTSTANDING AS OF MARCH 31, 1999, UPON CLOSING OF THE OFFERING AND THE THREE-FOR-ONE FORWARD SPLIT OF OUR COMMON STOCK AND PREFERRED STOCK TO BE EFFECTED UPON THE CLOSING OF THIS OFFERING. THIS PROSPECTUS ALSO ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. OUR FISCAL YEAR ENDS ON MARCH 31ST OF EACH YEAR AND IS NAMED FOR THE CALENDAR YEAR JUST ENDED. FOR EXAMPLE, OUR FISCAL YEAR ENDED MARCH 31, 1998 IS CALLED "FISCAL 1997".


                                   ETOYS INC.
                                  OUR BUSINESS


    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique value proposition to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 9,500 SKUs representing more than 750 brands. Our Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-use Web pages. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.



    As of March 31, 1999, we have sold children's products to approximately 365,000 customers, of which approximately 75,000 were added during the quarter ended March 31, 1999. Our net sales for the quarter ended December 31, 1998 totaled $22.9 million as compared to $0.5 million for the quarter ended December 31, 1997.


                             OUR MARKET OPPORTUNITY


    We believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.



    Our online store was created to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Key components of our solution include:


- CONVENIENT SHOPPING EXPERIENCE. Our online store is available 24 hours a day, seven days a week, may be reached from the shopper's home or office and features sophisticated browsing and search technology.


- EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad array of children's products, which we believe includes the largest selection of toys available on the Internet. In addition, we believe that we are the only retailer to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty brands, such as BRIO, PLAYMOBIL and Learning Curve.



- HELPFUL AND USEFUL SHOPPING SERVICES. To assist our customers, who are generally adults purchasing for children, we offer product reviews, recommendations, gift suggestions and services such as birthday reminders and wish lists. Many of these services are also designed to inform and involve children in the shopping experience.



- EXCELLENT CUSTOMER SERVICE. We are committed to providing the highest level of customer service. We offer free pre- and post-sales support via telephone and e-mail, online order tracking and helpful online shopping hints.

                                  OUR STRATEGY


    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy include:



- FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the primary shopping destination for purchasers of children's products by enhancing our current product offerings and expanding into additional categories.


- BUILD STRONG BRAND RECOGNITION. We use online and offline marketing strategies to enhance our brand recognition and we focus our efforts primarily towards mothers, who we believe are the principal decision-makers for purchases of children's products.


- PURSUE INCREMENTAL REVENUE OPPORTUNITIES. We intend to leverage our brand, operating infrastructure and customer base by opening new departments, increasing product selection, adding more helpful and useful shopping services, pursuing international opportunities and acquiring complementary businesses, products or technologies.



- PROMOTE REPEAT PURCHASES. We intend to maximize the number of repeat purchases by our customers by targeting existing customers through direct marketing techniques, building features unique to each individual customer and enhancing our customer service.



- MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to enhance our service offerings to take advantage of the unique characteristics of online retailing. We plan to increase the efficiency of our relationships with product vendors and manufacturers and our distribution operations.



                                  RISK FACTORS



    An investment in our common stock involves a high degree of risk. Since our inception in November 1996, we have incurred significant losses, and as of December 31, 1998, we had an accumulated deficit of $17.6 million. We expect our operating losses and negative cash flow to continue for the foreseeable future. In addition, we encounter a number of the risks, including unpredictability of operating results, seasonality, inventory risk, reliance on key vendors and distributors, and intense competition. You should carefully consider these risks and uncertainties as well as those other risks and uncertainties described in "Risk Factors" beginning on page 7 of this prospectus before deciding whether to invest in shares of our common stock.


                             CORPORATE INFORMATION


    We were incorporated as Toys.com in Delaware in November 1996. In May 1997, we changed our name to eToys.com Inc., and in June 1997, we changed our name to eToys Inc. Our corporate offices are located at 2850 Ocean Park Blvd., Suite 225, Santa Monica, CA 90405. Our telephone number at that location is (310) 664-8100. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING


    The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in the offering. The number of shares outstanding after the offering indicated below differs from the shares outstanding as of December 31, 1998 as indicated in the financial statements included in this prospectus. The number below includes an aggregate of 2,170,113 shares issuable upon the exercise of warrants outstanding as of December 31, 1998, substantially all of which are expected to be exercised prior to the completion of this offering and 1,999,998 shares of preferred stock issued by us in a private offering in March 1999. The number below excludes 11,412 shares issuable upon exercise of a warrant we issued to an equipment lessor in January 1999. The number below also excludes 39,371,439 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 14,951,301 shares were subject to outstanding options as of March 31, 1999 with a weighted average exercise price of $1.592 per share. See "Underwriting", "Management--Stock Plans" and Notes 6 and 8 of Notes to Financial Statements.



Shares offered by eToys......................  8,200,000 shares
Shares to be outstanding after the             101,640,307 shares
  offering...................................
Use of proceeds..............................  For general corporate purposes, principally working capital and capital expenditures. See
                                               "Use of Proceeds".
Proposed Nasdaq National Market symbol.......  "ETYS"

                         SUMMARY FINANCIAL INFORMATION



    The following summary financial information is derived from our financial statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and the related notes. The balance sheet data displayed in the "As Adjusted" column reflect the application of the net proceeds from the sale of 8,200,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization".



                                                                                        NINE MONTHS
                                                                      FISCAL               ENDED
                                                                    YEAR ENDED          DECEMBER 31,
                                                                    MARCH 31,    --------------------------
                                                                     1998(1)         1997          1998
                                                                   ------------  ------------  ------------
                                                                     (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                 SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................................  $        687  $        530  $     23,900
Gross profit.....................................................           119            92         4,892
Operating expenses:
  Marketing and sales............................................         1,290           632        14,354
  Product development............................................           421           206         2,006
  General and administrative(2)..................................           678           366         4,345
                                                                   ------------  ------------  ------------
Operating loss...................................................        (2,270)       (1,112)      (15,813)
Net loss.........................................................  $     (2,268) $     (1,127) $    (15,375)
Basic net loss per share.........................................  $      (0.09) $      (0.05) $      (0.46)
Pro forma basic net loss per share(3)............................  $      (0.08) $      (0.05) $      (0.19)
Shares used to compute basic net loss per share..................    25,129,888    23,326,095    33,157,034
Shares used to compute pro forma basic net loss per share(3).....    30,232,902    23,879,498    79,287,459



                                                                                              DECEMBER 31, 1998
                                                                                           -----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  ------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................................................  $  18,545   $  121,649
Working capital..........................................................................     10,117      113,221
Total assets.............................................................................     27,550      130,654
Long-term capital lease obligations, less current portion................................         35           35
Total stockholders' equity (deficit).....................................................    (15,177)     116,826


------------------------------


(1) Prior to June 1997, we had no operations or activities.



(2) Includes expense related to the amortization expense of deferred compensation which is $2,000 for the fiscal year ended March 31, 1998 and $1.6 million for the nine months ended December 31, 1998.



(3) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

                                  RISK FACTORS


    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.



    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.



                         RISKS RELATED TO OUR BUSINESS



WE ARE AN EARLY-STAGE COMPANY AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FREQUENTLY FACED BY EARLY-STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS.



    We were incorporated in November 1996. We began selling products on our Web site in October 1997. Our limited operating history makes an evaluation of our future prospects very difficult. We will encounter the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks.



WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW.


    We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;


- the expansion of our inventory management and distribution operations;



- the continued development of our Web site, the systems that we use to process customers' orders and payments, and our computer network;


- the expansion of our product offerings and Web site content; and


- development of relationships with strategic business partners.



    As of December 31, 1998, we had an accumulated deficit of $17.6 million. We incurred net losses of $2.3 million for the fiscal year ended March 31, 1998 and $15.4 million for the nine months ended December 31, 1998.



    Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



OUR LIMITED OPERATING HISTORY MAKES FUTURE FORECASTING DIFFICULT.


    As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.



OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.



    Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.


    Factors that may harm our business or cause our operating results to fluctuate include the following:

- our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

- decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

- the mix of toys, video games, software, videos and music sold by us;

- seasonality;

- our inability to manage inventory levels;


- our inability to manage our distribution operations;



- our inability to adequately maintain, upgrade and develop our Web site, the systems that we use to process customers' orders and payments or our computer network;


- the ability of our competitors to offer new or enhanced Web sites, services or products;

- price competition;

- an increase in the level of our product returns;

- fluctuations in the demand for children's products associated with movies, television and other entertainment events;

- our inability to obtain popular children's toys, video games, software, videos and music from our vendors;

- fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;

- the termination of existing, or failure to develop new, strategic marketing relationships pursuant to which we receive exposure to traffic on third-party Web sites;


- the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa and Intel;



- increases in the cost of online or offline advertising;


- the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

- unexpected increases in shipping costs or delivery times, particularly during the holiday season;

- technical difficulties, system downtime or Internet brownouts;


- government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and



- economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.



    A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys, video games, software, videos and music sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could harm our gross margins and operating results in future periods.



BECAUSE OUR MARKET IS HIGHLY SEASONAL, OUR QUARTERLY RESULTS WILL FLUCTUATE.



    We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales. These seasonal patterns will cause quarterly fluctuations in our operating results and could harm our financial performance. In particular, a disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in the future. Based on The NPD Group's TRSTS Report, approximately 52% of retail sales in 1998 in the toy and video game markets occurred in the fourth calendar quarter.



    In anticipation of increased sales activity during the fourth calendar quarter, we hire a significant number of temporary employees to bolster our permanent staff and we significantly increase our inventory levels. For this reason, if our net sales were below seasonal norms during this quarter, our annual operating results would be harmed.



    Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of such seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



WE FACE SIGNIFICANT INVENTORY RISK BECAUSE CONSUMER DEMAND CAN CHANGE FOR PRODUCTS BETWEEN THE TIME THAT WE ORDER PRODUCTS AND THE TIME THAT WE RECEIVE THEM.



    We carry a significant level of inventory. As a result, the rapidly changing trends in consumer tastes in the market for children's toys, video games, software, videos and music subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and do not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular toys and other products in advance of such fourth calendar quarter would harm our operating results for the entire fiscal year.


    In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which would adversely affect our business. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".


OUR NET SALES ARE DEPENDENT UPON OUR ABILITY TO OFFER OUR CUSTOMERS SUFFICIENT QUANTITIES OF CHILDREN'S PRODUCTS IN A TIMELY MANNER.



    If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, our net sales and results of operations will be harmed. Our success depends on our ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, we do not have long-term or exclusive arrangements with any vendor or distributor that guarantee the availability of toys or other children's products for resale. Therefore, we do not have a predictable or guaranteed supply of toys or other products.



IF WE ARE UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF PRODUCTS FROM OUR KEY VENDORS, OUR NET SALES WOULD BE ADVERSELY AFFECTED.



    If we were unable to obtain sufficient quantities of products from our key vendors, our net sales and results of operations would be harmed. We derive a significant percentage of our net sales from sales of Mattel and Hasbro products. We also derive a significant percentage of our net sales from the sale of video game products that are primarily supplied to us by a single distributor. From time to time, we have experienced difficulty in obtaining sufficient product allocations from a key vendor. In addition, our key vendors have established, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors.



TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPROVE AND IMPLEMENT OUR SYSTEMS, PROCEDURES AND CONTROLS. IF WE ARE UNABLE TO DO SO SUCCESSFULLY, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    Our rapid growth in personnel and operations has placed, and will continue to place, a significant strain on our management, information systems and resources. In order to manage this growth effectively, we need to continue to improve our financial and managerial controls and reporting systems and procedures. Our failure to successfully implement, improve and integrate these systems and procedures would harm our results of operations.



IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR NEW ACCOUNTING AND FINANCIAL REPORTING SYSTEMS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    If we fail to successfully implement and integrate our new financial reporting and information systems with our existing systems or if we are not able to expand these systems to accommodate our growth, we may not have adequate, accurate or timely financial information. Our failure to have adequate, accurate or timely financial information would harm our business and could lead to volatility in our stock price. We recently implemented new accounting and financial reporting software. In connection with the implementation, we have encountered difficulties integrating this new software with our other information systems. Additionally, we are in the process of upgrading our other information systems and internal controls, including those related to the purchase and receipt of inventory. If we grow rapidly, we will face additional challenges in upgrading and maintaining such systems.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.



    The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the children's toy, video game, software, video and music retailing industries are intensely competitive.


    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;


- vendors or manufacturers of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;



- other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;


- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.


    Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.



    Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. See "Business--Competition".



IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    Any new department or product category that is launched by us but not favorably received by consumers could damage our brand or reputation and harm our net sales and results of operations. An expansion of our business in this manner would require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk. We may choose to expand our operations by developing new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of new or complementary businesses, products or technologies, although we have no present understandings, commitments or agreements with respect to any material acquisitions or investments.



IF WE DO NOT SUCCESSFULLY EXPAND OUR DISTRIBUTION OPERATIONS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    If we do not successfully expand our distribution operations to accommodate increases in demand, particularly during the fourth calendar quarter of each year, we will not be able to increase our net sales in accordance with the expectations of securities analysts and investors. In such an event, our business will be harmed. Our success depends on our ability to rapidly expand our distribution operations in order to accommodate a significant increase in customer orders. We must also be able to rapidly grow our distribution operations and information systems to accommodate significant increases in demand, which may require us to automate tasks that are currently performed manually.



    Our planned expansion may cause disruptions that harm our business, results of operations and financial condition. Our current distribution operations are not adequate to accommodate significant increases in customer demand that may occur during the fourth calendar quarter of 1999. We intend to use a second distribution facility that will be located outside of the greater Los Angeles area. We are not experienced in coordinating and managing distribution operations in geographically distant locations.



IF WE EXPERIENCE PROBLEMS IN OUR DISTRIBUTION OPERATIONS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    We rely upon third-party carriers for product shipments, including shipments to and from our distribution facility. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would harm our reputation and brand. We also depend upon temporary employees to adequately staff our distribution facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, our net sales and results of operations will be harmed.



IF WE DO NOT SUCCESSFULLY EXPAND OUR WEB SITE AND THE SYSTEMS THAT PROCESS CUSTOMERS' ORDERS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    If we fail to rapidly upgrade our Web site in order to accommodate increased traffic, we may lose customers, which would harm our net sales and results of operations. Furthermore, if we fail to rapidly expand the computer systems that we use to process and ship customer orders and process payments, our ability to successfully distribute customer orders will be harmed, which would also harm our net sales and results of operations. In addition, our failure to rapidly upgrade our Web site or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further harm our net sales and results of operations. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions, which we believe will continue to occur, while enhancing and expanding these computer systems.

OUR FACILITIES AND SYSTEMS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED PROBLEMS.



    The occurrence of an earthquake or other natural disaster or unanticipated problems at our leased facility in Southern California, or at the third-party facility in Sunnyvale, California that houses substantially all of our computer and communications hardware systems, could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. Our leased facility in Southern California houses substantially all of our product development and information systems, as well as our inventory. Any such interruptions or delays at either of these facilities would harm our net sales and results of operations. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of the events could harm our reputation and brand and business.



OUR NET SALES WOULD BE HARMED IF OUR ONLINE SECURITY MEASURES FAIL.



    Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales and results of operations would be harmed. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.



    Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.



OUR NET SALES WOULD BE HARMED IF WE EXPERIENCE SIGNIFICANT CREDIT CARD FRAUD.



    A failure to adequately control fraudulent credit card transactions would harm our net sales and results of operations because we do not carry insurance against this risk. We have developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, to date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.



IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.



    If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete.


    To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, systems that we use to process customers' orders and payments and our computer network to customer requirements or emerging industry standards.



INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.



    Other parties may assert infringement or unfair competition claims against us. In the past, a toy distributor using a name similar to ours sent us notice of a claim of infringement of proprietary rights, which claim was subsequently withdrawn. We expect to receive other notices from other third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm our business.



IF THE PROTECTION OF OUR TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS WILL BE SERIOUSLY HARMED.



    The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. In September 1998, the United States Patent and Trademark Office granted us a registered trademark for "eToys" for online retail services for toys and games. We have filed a trademark application for "eToys" for toys, games and playthings and for sales of toys, games and playthings. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.



THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE WOULD SERIOUSLY HARM OUR BUSINESS.



    The loss of the services of one or more of our key personnel could seriously harm our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Edward C. Lenk, our President, Chief Executive Officer and Uncle of the Board. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. The majority of our senior management joined us in the last four months, including our Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations. Our future success depends on these officers effectively working together with our original management team. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

WE MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT.



    Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant would have material adverse consequences for us. Such consequences would include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business. We are currently assessing the year 2000 readiness of the software, computer technology and other services that we use which may not be year 2000 compliant. At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material.



    We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



THERE ARE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS.



    If we are presented with appropriate opportunities, we intend to make investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders.



EXISTING STOCKHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER ETOYS.



    Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders will, in the aggregate, beneficially own approximately 70.9% of our outstanding common stock following the completion of this offering. See "Principal Stockholders".



IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.



    Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".



INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION.



    We expect the initial public offering price to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $9.85 in the book value per share of the common stock from the price you pay for the common stock. See "Dilution".



                         RISKS RELATED TO OUR INDUSTRY



WE MAY BE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES.



    We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. We currently hold various relevant domain names, including the "eToys.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com", ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.



WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.



    The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet.



WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.



    As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us.



OUR NET SALES COULD BE HARMED IF WE BECOME SUBJECT TO SALES AND OTHER TAXES.



    If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside California could subject our shipments in such states to state sales taxes under current or future laws.



                      RISKS RELATED TO SECURITIES MARKETS



WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.



    We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period.



OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.



    The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:



- actual or anticipated variations in our quarterly operating results;



- announcements of technological innovations or new products or services by us or our competitors;



- changes in financial estimates by securities analysts;



- conditions or trends in the Internet and/or online commerce industries;



- changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;



- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;



- additions or departures of key personnel;



- release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and



- potential litigation.



IF OUR STOCK PRICE IS VOLATILE, WE COULD FACE A SECURITIES CLASS ACTION LAWSUIT.



    In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm our stock price.



SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FALL.



    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 101,640,307 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after March 31, 1999. Of these shares, the shares sold in this offering are freely tradable. This leaves 93,440,307 remaining shares. 91,440,309 of such shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus and 1,999,998 of such shares will be eligible for sale in the public market beginning 365 days after the date of this prospectus subject to volume and other restrictions pursuant to Rule 144 under the Securities Act. See "Management--Stock Plans", "Shares Eligible for Future Sale" and "Underwriting".

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the shares being offered hereby at an assumed public offering price of $11.00 per share are estimated to be $82.7 million, after deducting the underwriting discount and estimated offering expenses payable by us, or $95.3 million if the underwriters' over-allotment option is exercised in full.



    The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets, and to increase our visibility in the retail marketplace. We expect to use up to approximately 30% of the net proceeds of this offering for capital expenditures associated with technology and system upgrades and the expansion of our distribution operations and corporate offices. We have no specific plans for the remaining proceeds. The remainder of the net proceeds will be used for general corporate purposes and working capital. This allocation is only an estimate and we may adjust it as necessary to address our operational needs in the future. For instance, we may also use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1998 on an actual, pro forma and as adjusted basis. The "actual" column reflects our capitalization as of December 31, 1998 on a historical basis, without any adjustments to reflect subsequent events or anticipated events. The "pro forma" column reflects our capitalization as of December 31, 1998 with adjustments for the following:



    - the filing of an amendment to our Certificate of Incorporation to provide for authorized capital stock of 600,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and a three-for-one forward stock split of our common stock and preferred stock;



    - the issuance of 1,999,998 shares of our preferred stock in a private offering in March 1999; and



    - the automatic conversion of all shares of outstanding preferred stock into 56,759,154 shares of common stock upon the closing of this offering.



    The "as adjusted" column reflects our capitalization as of December 31, 1998 with the preceding "pro forma" adjustments plus:



    - the exercise of warrants outstanding as of December 31, 1998, resulting in the anticipated issuance of 2,170,113 shares of common stock; and



    - the receipt of the estimated net proceeds from our sale of 8,200,000 shares of common stock at an assumed initial public offering price of $11.00 per share.



    None of the columns set forth below reflect the following:



    - the 11,412 shares of common stock issuable upon exercise of a warrant that we issued to an equipment lessor in January 1999; and



    - the 39,371,439 shares reserved for issuance under our stock option plans and stock purchase plans, of which 12,717,600 shares were subject to outstanding options as of December 31, 1998.



    The table below should be read in conjunction with our balance sheet as of December 31, 1998 and the related notes, which are included elsewhere in this prospectus:



                                                                                DECEMBER 31, 1998
                                                                        ----------------------------------
                                                                         ACTUAL    PRO FORMA   AS ADJUSTED
                                                                        ---------  ----------  -----------
                                                                                  (IN THOUSANDS)
Long-term capital lease obligations, less current portion.............  $      35  $       35   $      35
Redeemable Convertible Preferred Stock, 18,926,423 shares authorized:
  Series A Preferred Stock; $.0001 par value; 6,366,403 shares issued and outstanding, actual; no shares authorized, issued or
    outstanding, pro forma and as adjusted............................      3,947          --          --
  Series B Preferred Stock; $.0001 par value; 11,886,649 shares issued and outstanding, actual; no shares authorized, issued or
    outstanding, pro forma and as adjusted............................     24,952          --          --
  Series C Preferred Stock, $.0001 par value, 666,666 shares issued in
    March 1999; no shares authorized, issued or outstanding, pro forma
    and as adjusted...................................................         --          --          --
Stockholders' equity (deficit):
  Preferred Stock: $.0001 par value, 5,000,000 shares authorized, none issued or outstanding actual, 10,000,000 shares authorized, none
    issued or outstanding, pro forma and as adjusted..................         --          --          --
  Common Stock: $.0001 par value, 150,000,000 shares authorized,
    33,777,837 shares issued and outstanding actual; 600,000,000 shares authorized, 90,536,991 issued and outstanding, pro forma;
    100,907,104 shares issued and outstanding, as adjusted............          3           9          10
Additional paid-in capital............................................     32,668      81,561     164,664
Receivables from stockholders.........................................       (147)       (147)       (147)
Deferred compensation(1)..............................................    (30,058)    (30,058)    (30,058)
Accumulated deficit...................................................    (17,643)    (17,643)    (17,643)
                                                                        ---------  ----------  -----------
    Total stockholders' equity (deficit)..............................    (15,177)     33,722     116,826
                                                                        ---------  ----------  -----------
        Total capitalization..........................................  $  13,757  $   33,757   $ 116,861
                                                                        ---------  ----------  -----------
                                                                        ---------  ----------  -----------


------------------------


(1) We recorded deferred compensation of $31.6 million for the nine months ended December 31, 1998. See Note 5 of Notes to Financial Statements.

                                    DILUTION


    Our pro forma net tangible book value as of December 31, 1998 was approximately $33.0 million or $0.36 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of the preferred stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 8,200,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1998 would have been approximately $116.1 million or $1.15 per share of common stock. This represents an immediate increase in net tangible book value of $0.79 per share to existing stockholders and an immediate dilution of $9.85 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............................             $   11.00
  Pro forma net tangible book value per share before the offering...........  $    0.36
  Increase per share attributable to new investors..........................       0.79
                                                                              ---------
Pro forma net tangible book value per share after the offering (as
  adjusted).................................................................                  1.15
                                                                                         ---------
Dilution per share to new investors.........................................             $    9.85
                                                                                         ---------
                                                                                         ---------



    The following table summarizes on a pro forma basis after giving effect to the offering, as of December 31, 1998, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:



                                                     SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                                 -------------------------  ---------------------------   PRICE PER
                                                     NUMBER       PERCENT        AMOUNT        PERCENT      SHARE
                                                 --------------  ---------  ----------------  ---------  -----------
Existing stockholders..........................      92,707,104       91.9% $     50,356,000       35.8%  $    0.54
New investors..................................       8,200,000        8.1        90,200,000       64.2       11.00
                                                 --------------  ---------  ----------------  ---------
Totals.........................................     100,907,104      100.0% $    140,556,000      100.0%
                                                 --------------  ---------  ----------------  ---------
                                                 --------------  ---------  ----------------  ---------



    The preceding tables include an aggregate of 2,170,113 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1998, substantially all of which are expected to be exercised prior to the completion of this offering. The preceding tables exclude 39,371,439 shares of common stock reserved for issuance under our stock option plans and stock purchase plans, of which 12,717,600 were subject to outstanding options as of December 31, 1998 at a weighted average exercise price of $0.331 per share, 11,412 shares of common stock issuable upon exercise of a warrant that we issued to an equipment lessor in January 1999.

                            SELECTED FINANCIAL DATA


    You should read the selected financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal year ended March 31, 1998 and for the nine months ended December 31, 1998, and the selected balance sheet data as of March 31, 1998 and December 31, 1998 have been derived from our audited financial statements appearing elsewhere in this prospectus. The financial data for the nine months ended December 31, 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                                            NINE MONTHS ENDED
                                                                   FISCAL YEAR ENDED          DECEMBER 31,
                                                                       MARCH 31,       ---------------------------
                                                                        1998(1)            1997          1998
                                                                   ------------------  ------------  -------------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................................    $          687    $        530  $      23,900
Cost of sales....................................................               568             438         19,008
                                                                   ------------------  ------------  -------------
Gross profit.....................................................               119              92          4,892
Operating expenses:
  Marketing and sales............................................             1,290             632         14,354
  Product development............................................               421             206          2,006
  General and administrative(2)..................................               678             366          4,345
                                                                   ------------------  ------------  -------------
        Total operating expenses.................................             2,389           1,204         20,705
                                                                   ------------------  ------------  -------------
Operating loss...................................................            (2,270)         (1,112)       (15,813)
Interest income (expense), net...................................                 3             (15)           439
                                                                   ------------------  ------------  -------------
Loss before income taxes.........................................            (2,267)         (1,127)       (15,374)
Provision for income taxes.......................................                 1              --              1
                                                                   ------------------  ------------  -------------
Net loss.........................................................    $       (2,268)   $     (1,127) $     (15,375)
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Basic net loss per share.........................................    $        (0.09)   $      (0.05) $       (0.46)
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Pro forma basic net loss per share(3)............................    $        (0.08)   $      (0.05) $       (0.19)
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Shares used to compute basic net loss per share..................        25,129,888      23,326,095     33,157,034
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Shares used to compute pro forma basic net loss per share(3).....        30,232,902      23,879,498     79,287,459
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------



                                                                                         MARCH 31,    DECEMBER 31,
                                                                                           1998           1998
                                                                                        -----------  --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................   $   1,552     $   18,545
Working capital.......................................................................       1,456         10,117
Total assets..........................................................................       2,927         27,550
Long-term capital lease obligations, less current portion.............................          --             35
Total stockholders' equity (deficit)..................................................      (1,345)       (15,177)


--------------------------

(1) Prior to June 1997, we had no operations or activities.


(2) Included in general and administrative expenses related to the amortization expense of deferred compensation is $2,000 for the fiscal year ended March 31, 1998 and $1.6 million for the nine months ended December 31, 1998.


(3) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION TITLED "RISK FACTORS" IN THIS PROSPECTUS.

OVERVIEW


    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. We currently offer an extensive selection of competitively priced children's products consisting of over 9,500 SKUs representing more than 750 brands.



    We were incorporated in November 1996 and began offering products for sale on our Web site and entered into a marketing agreement with AOL on October 1, 1997. For the period from inception through October 1, 1997, we had no sales and our operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of our Web site and operations. Since launching our online store, we have continued these operating activities and have also focused on building sales momentum, expanding our product offerings, establishing vendor relationships, promoting our brand name and establishing distribution and customer service operations. Our cost of sales and operating expenses have increased significantly since inception. This trend reflects the costs associated with our formation as well as increased efforts to promote our brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our Web site and associated systems that we use to process customers' orders and payments.


    We have grown rapidly since launching our online store in October 1997. During the fall of 1998, we launched our redesigned Web site and added video game, software, video and music departments to our online store. Our net sales increased to $22.9 million for the quarter ended December 31, 1998 from $0.5 million for the quarter ended December 31, 1997. The market for children's toys, video games, software, videos and music is highly seasonal. A disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in future periods. In addition, since a disproportionate amount of our net sales are realized during the fourth calendar quarter, we significantly increase our purchases of inventory during such quarter. Accordingly, our accounts payable are at their highest levels during the fourth calendar quarter. Our gross margin was 20.6% for the quarter ended December 31, 1998. Our gross margin will fluctuate in future periods based on factors such as product mix, inventory management, inbound and outbound shipping costs, the level of product returns, and the level of discount pricing and promotional coupon usage.

    Since 1997, we have significantly increased the depth of our management team to help implement our growth strategy. To facilitate our growth, we have recently expanded our senior management team to include a Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations.


    Since inception, we have incurred significant losses and, as of December 31, 1998, had an accumulated deficit of $17.6 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to brand development, marketing and other promotional activities; the expansion of our inventory management and distribution operations; the continued development of our Web site, systems that we use to process customers' orders and payments and our computer network; the expansion of our product offerings and Web site content; and development of relationships with strategic business partners.



    We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and systems that we use to process customers' orders and payments, improve our Web site, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.



    In connection with this offering of shares of our common stock, options granted in the fiscal years ended March 31, 1997 and 1998 have been considered to be compensatory. Deferred compensation associated with such options for the nine months ended December 31, 1998 amounted to $31.6 million. Of this amount, $1.6 million was charged to operations for the nine months ended December 31, 1998 and $30.0 million will be amortized over the vesting periods of the applicable options through the fiscal year ending March 31, 2003.


RESULTS OF OPERATIONS

    The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:


                                                                              FISCAL YEAR      NINE MONTHS ENDED
                                                                                 ENDED            DECEMBER 31,
                                                                               MARCH 31,    ------------------------
                                                                                 1998          1997         1998
                                                                             -------------  -----------  -----------
Net sales..................................................................       100.0 %       100.0%       100.0%
Cost of sales..............................................................        82.7          82.6         79.5
                                                                                 ------     -----------  -----------
Gross profit...............................................................        17.3          17.4         20.5

Operating expenses:
  Marketing and sales......................................................       187.7         119.2         60.1
  Product development......................................................        61.3          38.9          8.4
  General and administrative...............................................        98.7          69.1         18.2
                                                                                 ------     -----------  -----------
      Total operating expenses.............................................       347.7         227.2         86.6
                                                                                 ------     -----------  -----------
Operating loss.............................................................      (330.4)       (209.8)       (66.2)
Interest income (expense), net.............................................         0.4          (2.8)         1.8
Provision for income taxes.................................................         0.1            --           --
                                                                                 ------     -----------  -----------
Net loss...................................................................      (330.1)%      (212.6)%      (64.3)%
                                                                                 ------     -----------  -----------
                                                                                 ------     -----------  -----------

QUARTERS ENDED DECEMBER 31, 1997 AND 1998

NET SALES

    Net sales consist of product sales to customers and charges to customers for outbound shipping and handling and gift wrapping and are net of product returns, promotional discounts and coupons. Net sales increased to $22.9 million for the quarter ended December 31, 1998 from $0.5 million for the quarter ended December 31, 1997 as a result of the significant growth of our customer base and an increase in repeat purchases from our existing customers, reflecting the relaunch of our Web site and the addition of new departments to our online store during the fall of 1998.

COST OF SALES


    Cost of sales consists primarily of the costs of products sold to customers, outbound and inbound shipping and handling costs, and gift wrapping costs. Cost of sales increased to $18.2 million for the quarter ended December 31, 1998 from $0.4 million for the quarter ended December 31, 1997. This $17.8 million increase was primarily attributable to our increased sales volume. We expect cost of sales to increase in future periods to the extent that our sales volume increases. Our gross profit margin increased to 20.6% of net sales for the quarter ended December 31, 1998 from 17.4% of net sales for the quarter ended December 31, 1997. This increase was primarily due to greater sales of higher margin products as a percentage of our overall net sales and improved purchasing. There can be no assurance that we will continue to achieve improved purchasing in future periods.


OPERATING EXPENSES


    MARKETING AND SALES. Marketing and sales expenses consist primarily of advertising and promotional expenditures, distribution facility expenses, including equipment and supplies, and payroll and related expenses for personnel engaged in marketing, customer service and distribution activities. Marketing and sales expenses increased to $10.6 million for the quarter ended December 31, 1998 from $0.4 million for the quarter ended December 31, 1997. This $10.2 million increase was primarily attributable to the expansion of our online and offline advertising, including a comprehensive print and television advertising campaign, as well as to increased personnel and related expenses required to implement our marketing strategy. In addition, due to a significant increase in our sales volume, we experienced higher distribution and customer service expenses, including an increased level of temporary staffing during the holiday season. Marketing and sales expenses as a percentage of net sales decreased to 46.3% for the quarter ended December 31, 1998 from 83.8% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect marketing and sales expenses to increase significantly in absolute dollars in future periods. In addition, to the extent that our sales volume increases in future periods, we expect marketing and sales expenses to increase in absolute dollars as we expand our distribution facilities to accommodate such increases in sales volume.



    PRODUCT DEVELOPMENT. Product development expenses consist primarily of payroll and related expenses for merchandising, Web site development and information technology personnel, Internet access and hosting charges and Web content and design expenses. Product development expenses increased to $0.9 million for the quarter ended December 31, 1998 from $0.1 million for the quarter ended December 31, 1997. This $0.8 million increase was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of our online store and increasing the capacity of our systems that we use to process customers' orders and payments. Product development expenses as a percentage of net sales decreased to 4.0% for the quarter ended December 31, 1998 from 27.4% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in absolute dollars.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. General and administrative expenses increased to $3.2 million for the quarter ended December 31, 1998 from $0.2 million for the quarter ended December 31, 1997. This $3.0 million increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. General and administrative expenses as a percentage of net sales decreased to 13.9% for the quarter ended December 31, 1998 from 44.2% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We expect general and administrative expenses to increase in absolute dollars as we expand our staff and incur additional costs related to the growth of our business and being a public company.



    In the quarter ended December 31, 1998, we recorded total deferred stock compensation of $30.4 million in connection with stock options granted during the period, including approximately $0.3 million which represents the fair value of options granted to non-employees during this period. Such amount is amortized to expense over the vesting periods of the applicable options, resulting in $1.5 million for the quarter ended December 31, 1998, which is included in general and administrative expenses. These amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants.


INTEREST INCOME (EXPENSE), NET


    Interest income (expense), net consists of earnings on our cash and cash equivalents, net of interest expense attributable to convertible notes in the approximate principal amount of $895,000. These convertible notes were subsequently converted into shares of preferred stock in December 1997. Net interest income increased to $0.2 million for the quarter ended December 31, 1998 from net interest expense of $15,000 for the quarter ended December 31, 1997. This $0.2 million increase was primarily attributable to earnings on higher average cash and cash equivalent balances during the quarter ended December 31, 1998.


INCOME TAXES


    As of December 31, 1998, we had $15.4 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Changes in the ownership of our common stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 3 of Notes to Financial Statements.



NINE MONTHS ENDED DECEMBER 31, 1997 AND 1998


    Our fiscal year runs from April 1 through March 31. We commenced offering products for sale on our Web site on October 1, 1997, and, accordingly, the nine months ended December 31, 1997 only include a period of three months during which we were generating net sales and incurring expenses. Consequently, our net sales and expenses for the nine months ended December 31, 1998 have increased due to a full nine months of net sales generated and expenses incurred during such period as compared to three months of net sales and expenses during the nine months ended December 31, 1997.


NET SALES

    Net sales increased to $23.9 million for the nine months ended December 31, 1998 from $0.5 million for the nine months ended December 31, 1997 as a result of the significant growth of our customer base and an increase in repeat purchases from our existing customers, reflecting the relaunch of our Web site and the addition of new departments to our online store during the fall of 1998.

COST OF SALES

    Cost of sales increased to $19.0 million for the nine months ended December 31, 1998 from $0.4 million for the nine months ended December 31, 1997. This $18.6 million increase was primarily attributable to our increased sales volume and the addition of new departments to our online store during such period. Our gross profit margin increased to 20.5% of net sales for the nine months ended December 31, 1998 from 17.4% of net sales for the nine months ended December 31, 1997. This increase was primarily due to greater sales of higher margin products as a percentage of our overall net sales.

OPERATING EXPENSES


    MARKETING AND SALES. Marketing and sales expenses increased to $14.4 million for the nine months ended December 31, 1998 from $0.6 million for the nine months ended December 31, 1997. This $13.8 million increase was primarily attributable to the expansion of our online and offline advertising, including a comprehensive print and television advertising campaign, as well as to increased personnel and related expenses required to implement our marketing strategy. In addition, due to a significant increase in our sales volume, we experienced higher distribution and customer service expenses, including an increased level of temporary staffing during the holiday season. Marketing and sales expenses as a percentage of net sales decreased to 60.1% for the nine months ended December 31, 1998 from 119.2% for the nine months ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.



    PRODUCT DEVELOPMENT. Product development expenses increased to $2.0 million for the nine months ended December 31, 1998 from $0.2 million for the nine months ended December 31, 1997. This $1.8 million increase was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of our online store and the systems that we use to process customers' orders and payments. Product development expenses as a percentage of net sales decreased to 8.4% for the nine months ended December 31, 1998 from 38.9% for the nine months ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $4.3 million for the nine months ended December 31, 1998 from $0.4 million for the nine months ended December 31, 1997. This $3.9 million increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. General and administrative expenses as a percentage of net sales decreased to 18.2% for the nine months ended December 31, 1998 from 69.1% for the nine months ended

December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.


    In the nine months ended December 31, 1998, we recorded total deferred stock compensation of $31.6 million in connection with stock options granted during the period, including approximately $0.3 million which represents the fair value of options granted to non-employees during this period. Such amount is amortized to expense over the vesting periods of the applicable options, resulting in $1.6 million for the nine months ended December 31, 1998, which is included in general and administrative expenses. These amounts represent the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants.



    In addition, during the three months ended March 31, 1999, we recognized $7.9 million of additional deferred compensation. Amortization of deferred compensation expense for each of the next five fiscal years is expected to be as follows:



                                                                                  AMOUNT (IN
                                  YEAR ENDED                                      THOUSANDS)
------------------------------------------------------------------------------  ---------------
March 31, 1999................................................................     $   4,060
March 31, 2000................................................................         9,887
March 31, 2001................................................................         9,887
March 31, 2002................................................................         9,880
March 31, 2003................................................................         5,831


INTEREST INCOME (EXPENSE), NET

    Interest income (expense), net increased to $0.4 million for the nine months ended December 31, 1998 from $3,000 for the nine months ended December 31, 1997. This $0.4 million increase was primarily attributable to earnings on higher average cash and cash equivalent balances during the nine months ended December 31, 1998.

INCOME TAXES


    As of December 31, 1998, we had $15.4 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Changes in the ownership of our common stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 3 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATIONS


    The following table sets forth unaudited quarterly statement of operations data for the five quarters ended December 31, 1998. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.



                                                                                QUARTER ENDED
                                                       ----------------------------------------------------------------
                                                        DEC. 31,     MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                                                          1997          1998         1998         1998         1998
                                                       -----------  ------------  -----------  -----------  -----------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $     530     $     157    $     381    $     608    $  22,910
Cost of sales........................................        438           130          311          496       18,201
                                                       -----------  ------------  -----------  -----------  -----------
Gross profit.........................................         92            27           70          112        4,709
Operating expenses:
  Marketing and sales................................        444           658        1,370        2,372       10,611
  Product development................................        145           215          404          697          905
  General and administrative(1)......................        234           312          462          703        3,180
                                                       -----------  ------------  -----------  -----------  -----------
      Total operating expenses.......................        823         1,185        2,236        3,772       14,696
                                                       -----------  ------------  -----------  -----------  -----------
Operating loss.......................................       (731)       (1,158)      (2,166)      (3,660)      (9,987)
Interest income (expense), net.......................        (15)           18           (5)         277          166
Provision for income taxes...........................         --             1           --           --            1
                                                       -----------  ------------  -----------  -----------  -----------
Net loss.............................................  $    (746)    $  (1,141)   $  (2,171)   $  (3,383)   $  (9,822)
                                                       -----------  ------------  -----------  -----------  -----------
                                                       -----------  ------------  -----------  -----------  -----------

AS A PERCENTAGE OF NET SALES:
Net sales............................................      100.0 %       100.0 %      100.0 %      100.0 %      100.0 %
Cost of sales........................................       82.6          82.8         81.6         81.6         79.4
                                                       -----------  ------------  -----------  -----------  -----------
Gross profit.........................................       17.4          17.2         18.4         18.4         20.6
Operating expenses:
  Marketing and sales................................       83.8         419.1        359.6        390.1         46.3
  Product development................................       27.4         136.9        106.0        114.6          4.0
  General and administrative(1)......................       44.2         198.7        121.3        115.6         13.9
                                                       -----------  ------------  -----------  -----------  -----------
    Total operating expenses.........................      155.3         754.8        586.9        620.4         64.1
                                                       -----------  ------------  -----------  -----------  -----------
Operating loss.......................................     (137.9)       (737.6)      (568.5)      (602.0)       (43.6)
Interest income (expense), net.......................       (2.8)         11.5         (1.3)        45.6          0.7
Provision for income taxes...........................         --           0.6           --           --           --
                                                       -----------  ------------  -----------  -----------  -----------
Net loss.............................................     (140.8)%      (726.8)%     (569.8)%     (556.4)%      (42.9)%
                                                       -----------  ------------  -----------  -----------  -----------
                                                       -----------  ------------  -----------  -----------  -----------


------------------------------

(1) Included in general and administrative expenses are $2,000, $43,700, $69,300 and $1.51 million related to the amortization expense of deferred compensation for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998, respectively.

    Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:


- our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

- decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

- the mix of toys, video games, software, videos and music sold by us;

- seasonality;

- our inability to manage inventory levels;


- our inability to manage our distribution operations;



- our inability to adequately maintain, upgrade and develop our Web site, systems that we use to process customers' orders and payments or our computer network;


- the ability of our competitors to offer new or enhanced Web sites, services or products;

- price competition;

- an increase in the level of our product returns;

- fluctuations in the demand for children's products associated with movies, television and other entertainment events;

- our inability to obtain popular children's toys, video games, software, videos and music from our vendors;

- fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;

- the termination of existing, or failure to develop new, strategic marketing relationships pursuant to which we receive exposure to traffic on third-party Web sites;


- the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa and Intel;



- increases in the cost of online or offline advertising;


- the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

- unexpected increases in shipping costs or delivery times, particularly during the holiday season;

- technical difficulties, system downtime or Internet brownouts;


- government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and


- economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.


    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

LIQUIDITY AND CAPITAL RESOURCES


    Since inception, we have financed our operations primarily through private sales of preferred stock which through December 31, 1998, totaled $28.7 million.


    Net cash used in operating activities was $4.9 million in the nine months ended December 31, 1998, and $1.0 million in the nine months ended December 31, 1997. Net cash used in operating activities for each of these periods primarily consisted of net losses as well as increases in inventories and prepaid expenses, partially offset by increases in accounts payable, accrued expenses and depreciation and amortization. The significant increase in working capital during the nine months ended December 31, 1998 was primarily due to significant growth in our operations.

    Net cash used in investing activities was $2.9 million in the nine months ended December 31, 1998, and $0.1 million in the nine months ended December 31, 1997. Net cash used in investing activities for each of these periods primarily consisted of leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.


    Net cash provided by financing activities was $24.9 million in the nine months ended December 31, 1998, and $4.1 million in the nine months ended December 31, 1997. Net cash provided by financing activities during the nine months ended December 31, 1998 primarily consisted of proceeds of $24.8 million from the issuance of preferred stock.



    As of December 31, 1998 we had $18.5 million of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We plan to open an additional distribution facility during fiscal 1999, which may require us to purchase real estate or commit to additional lease obligations and to purchase equipment and install leasehold improvements.



    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a provider of children's toy products featured on the AOL Network and AOL's Web site, aol.com. In addition, AOL agreed to prominently promote and advertise eToys on a non-exclusive basis in online areas controlled by AOL specified in the agreement. Furthermore, under the agreement, AOL has committed that AOL users will annually access the online areas promoting eToys a specified number of times. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.4 million remained to be paid as of December 31, 1998. We have also agreed to offer for sale a substantial selection of children's products, to feature different children's products each week, to offer special deals to AOL users through the AOL online area, to provide children's toy products that are competitive in price and performance and to manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however, AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or similar adverse financial events specified in the agreement. Although there can be no assurance, we do not believe that there is any material risk that AOL would be able to terminate the agreement earlier than December 31, 1999 because of insolvency or any of the other specified adverse financial events.


    During the fiscal year ended March 31, 1998, we entered into a number of commitments for online and traditional offline advertising. As of December 31, 1998, our remaining commitments were $6.9 million, excluding amounts due under our agreement with AOL, which will be paid by December 31, 1999.

    We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.


YEAR 2000

    Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver orders to customers.


    We are in the process of reviewing the year 2000 compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the summer of 1999. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and distribution functions, as well as monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.



    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software for use in our accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have expensed amounts incurred in connection with year 2000 assessment since our formation through December 31, 1998. Such amounts have not been material. We expect this assessment process to be completed during the summer of 1999. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. We expect to complete any required remediation during the summer of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.



    The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.



    At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

                                    BUSINESS

ETOYS


    We are a leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique value proposition to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 9,500 SKUs representing more than 750 brands. Our Web site features detailed product information, helpful and useful shopping services and innovative merchandising through easy-to-use Web pages. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.



    As of March 31, 1999, we have sold children's products to approximately 365,000 customers, of which approximately 75,000 were added during the quarter ended March 31, 1999. Our net sales for the quarter ended December 31, 1998 totaled $22.9 million as compared to $0.5 million for the quarter ended December 31, 1997.


INDUSTRY OVERVIEW

ELECTRONIC COMMERCE

    The Internet is an increasingly significant medium for communication, information and commerce. International Data Corporation estimates that there were 97 million Web users worldwide at the end of 1998 and anticipates this number will grow to approximately 320 million users by the end of 2002. We believe that growth in Internet usage and online commerce is being fueled by a number of factors including:

- a large and growing installed base of personal computers in the workplace and home;

- advances in the performance and speed of personal computers and modems;

- improvements in network security, infrastructure and bandwidth;

- easier and cheaper access to the Internet; and

- the rapidly expanding availability of online content and commerce sites.


    The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to "display" a larger number of products than traditional store-based or catalog retailers at a lower cost. In addition, online retailers are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.


TRADITIONAL CHILDREN'S PRODUCTS RETAIL INDUSTRY

    The market for children's products includes many categories, from traditional toys and books to video games and educational software. Toy Manufacturers of America, Inc. estimates that the domestic toy category alone had retail sales of approximately $23 billion in 1997. We believe that product categories such as children's video games, software, videos and music also represent significant market opportunities.

    Traditional store-based toy retailers include mass market retailers such as Toys R Us, Wal-Mart, Kmart and Target, as well as specialty chains such as Zany Brainy and Noodle Kidoodle.

Mass market retailers tend to carry a deep selection of well-known brand name toys from leading vendors such as Mattel, Hasbro and LEGO. Specialty retailers generally carry a broader selection of specialty toy brands such as BRIO, PLAYMOBIL and Learning Curve. However, they do not typically have a significant selection of well-known brand name toys. As a result, we believe that no traditional store-based retailer currently offers an extensive product selection of both popular, well-known brand name toys and diverse, harder-to-find, specialty toys.


    We believe that traditional store-based retailers face a number of challenges in providing a satisfying shopping experience for consumers of children's products:

- The number of SKUs and the amount of product inventory that a traditional store-based retailer can carry in any one store is constrained by the physical space available in the store, thereby limiting selection for consumers.


- Limited shelf space and store layout constraints limit the merchandising flexibility of traditional store-based retailers. As a result, traditional retailers generally display products by brand, category or packaging. They cannot easily adjust or blend these merchandising strategies.


- Due to the significant cost of carrying inventory in multiple store locations, traditional store-based retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

- Traditional store-based retailers can only serve those customers who have convenient access to their stores. Traditional store-based retailers must open new stores to serve additional geographic areas, resulting in significant investments in inventory, leasehold improvements and the hiring and training of store personnel.


- Traditional store-based retailers face challenges in hiring, training and maintaining knowledgeable sales staff. This limits the level of customer service available to consumers.


    In addition, we believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.

THE ETOYS SOLUTION


    We are a leading Web-based retailer focused exclusively on children's products. Our online store is designed to provide consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Our exclusive focus on children's products and commitment to excellent customer service enable us to uniquely address the needs and desires of our customers. The key components of our solution include:



    CONVENIENT SHOPPING EXPERIENCE. Our online store provides customers with an easy-to-use Web site. It is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. Our online store enables us to deliver a broad selection of products to customers in rural or other locations that do not have convenient access to physical stores. We also make the shopping experience convenient by categorizing our products into easy-to-shop departments. These include toys, video games, software, videos and music. Our advanced search technology makes it easy for consumers to locate products efficiently based on pre-selected criteria depending upon the department. For example, by using a quick keyword search or a sophisticated product search in our toy department, a customer can search by any combination of age, category, keyword or price.



    EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad selection of children's products that would be economically or physically impractical to stock in a traditional store. We believe that we offer the largest selection of toys available on the Internet. We also believe we are the only retailer to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty toy brands, such as BRIO, PLAYMOBIL and Learning Curve. In addition we offer a broad selection of children's video games, software, videos and music. We focus exclusively on children's products. Many of our brand name and specialty products are individually selected and tested to provide our customers with the highest quality products. In addition, the unique environment of the Internet enables us to dynamically adjust our merchandising strategy and product mix to respond to changing customer demand.



    HELPFUL AND USEFUL SHOPPING SERVICES. Through our online store, we offer helpful and useful services to assist our customers, who are generally adults purchasing for children. Many of these services are also designed to inform and involve children in the shopping experience. Our services include:



- PRODUCT REVIEWS AND RECOMMENDATIONS. To assist customers in selecting appropriate products, we provide regularly updated product recommendations through our PICKS OF THE MONTH, FAVORITES BY AGE, TOY BOX ESSENTIALS and our TWENTY UNDER $20 recommended list of affordable toys. In addition, we feature product reviews and lists of award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products, including the OPPENHEIM TOY PORTFOLIO, FAMILY FUN magazine, PARENTING magazine and DR. TOY.



- GIFT CENTER. We simplify gift shopping through our Gift Center. Here, consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. We also sell electronic gift certificates through our Gift Center.


- MY ETOYS. Through My eToys, we personalize the customer's shopping experience by offering the following services:

    - BIRTHDAY REMINDERS, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate gift recommendations;

    - WISH LISTS, in which parents and children can e-mail friends and family a list of a child's most desired toys, video games, software, videos and music; and

    - ADDRESS BOOK, in which we record the addresses of people to whom our customers send gifts so they do not need to re-enter the same addresses multiple times.

- IN-STOCK NOTIFICATION. If a product is out of stock, our customers can request that we e-mail them when the product is back in stock. We believe this service helps customers avoid extended store-to-store searches for hard-to-find products.

- PRODUCT NEWS. Our free monthly e-mail newsletter, THE ETOYS NEWS, delivers updates about new products and services and special offers to our customers.


    EXCELLENT CUSTOMER SERVICE. We provide free pre- and post-sales support via both e-mail and toll-free telephone service during extended business hours. Once an order is made, customers can view order-tracking information on our Web site or contact our customer service department to obtain the status of their orders and, when necessary, resolve order and product questions. Furthermore, the customer service area of our Web site contains extensive information for first-time and repeat visitors. These include helpful hints in searching for, shopping for, ordering and returning our products.


BUSINESS STRATEGY


    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy include:

    FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the primary shopping destination for consumers of children's products. Our online store is exclusively focused on children's products and offers an extensive selection of toys, video games, software, videos and music. We intend to enhance our product offerings by expanding into additional children's product categories in order to leverage our customer base, brand name, merchandising expertise and distribution capabilities.


    BUILD BRAND RECOGNITION. Through our advertising and promotional activities, we target purchasers of children's products, with a primary focus on mothers. We believe that mothers are the principal decision-makers for purchases of children's products and strongly influence the purchasing decisions of family and friends. We use offline and online marketing strategies to maximize customer awareness and enhance our brand recognition:

- OFFLINE ADVERTISING. We use offline advertising to promote both our brand name and specific merchandising opportunities. Our traditional advertising efforts have included print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial. We plan to increase our use of traditional offline advertising in order to continue building our brand recognition.


- ONLINE ADVERTISING. We partner with major online portals and Internet service providers, parenting-related Web sites and children-oriented companies. Accordingly, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. In addition, we advertise on the sites of major online portals, including Excite, Infoseek, Microsoft Network, Yahoo! and Lycos.


- DIRECT ONLINE MARKETING. As our customer base grows, we continue to collect significant data about our customers' buying preferences and habits and to develop one-to-one relationships with our customers. We intend to leverage this information by delivering valuable information, special offers and inducements to our customers via e-mail and other means. In addition, we use our in-house newsletter, THE ETOYS NEWS, to alert customers to important developments and merchandising initiatives. We intend to continue to use the unique resources of the Internet as a low-cost means of personalized marketing in an effort to drive traffic and repeat purchases.

    PURSUE INCREMENTAL REVENUE OPPORTUNITIES. We intend to leverage our brand, operating infrastructure and customer base to develop additional revenue opportunities. For example, we believe significant incremental revenue opportunities exist through:

- opening new departments on our Web site to expand into new and related children's product categories;

- increasing product selection in our existing departments;


- adding more services to My eToys to further personalize the customer experience;


- pursuing international market opportunities; and

- acquiring complementary businesses, products or technologies.


    PROMOTE REPEAT PURCHASES. We are focused on promoting customer loyalty, building repeat purchase relationships with our customers, leveraging our customer acquisition costs and maximizing the number of return visits by our customers. To accomplish this strategy, we intend to effectively use direct marketing techniques targeted at existing customers, build features unique to each individual customer and continually strive to enhance our customer service.


    MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to leverage our scaleable commerce platform to enhance our service offerings and take advantage of the unique

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

characteristics of online retailing. To date, we have developed technologies and implemented systems to support secure and reliable online retailing in an intuitive, easy-to-navigate format. Among other technology objectives, we intend to develop features unique to each individual customer and to enhance the look and feel of our Web site. We also seek to continuously increase the efficiency of our relationships with product vendors and manufacturers and our distribution activities.


THE ETOYS ONLINE RETAIL STORE


    We designed our online retail store to be the primary shopping destination for children's products. We believe our attractive, easy-to-use, online store offers consumers a unique value proposition and an enjoyable shopping experience as compared to traditional store-based retailers. The look-and-feel of our Web site is playful and entertaining, and navigation is consistent throughout. A consumer shopping on our Web site can, in addition to ordering products, browse the different departments of our store, conduct targeted searches, view recommended products, visit our Gift Center, participate in promotions and check order status. In contrast to a traditional retail store, the consumer can shop in the comfort and convenience of his or her home or office.


OUR STORE DEPARTMENTS


    We categorize products into different departments, including toys, video games, software, videos and music. Within each department, products are organized by brand, such as Mattel and Hasbro, by category, such as games, plush toys and dolls, and by our recommendations, such as bestsellers and favorites. The following is a summary of each of these departments:



    TOYS. Since inception, we have focused on becoming the premier online retailer of quality children's toys. We believe that we offer the largest selection of toys available on the Internet. Through our toy department, we offer an extensive selection of toys. We believe that we are the only retailer of children's products to provide a comprehensive selection of both traditional, well-known brands, such as Mattel, Hasbro and LEGO, and specialty toy brands, such as BRIO, PLAYMOBIL and Learning Curve. We select and test many of our toys before adding them to our online store collection.


    VIDEO GAMES. Through our video game department, we offer an extensive selection of game titles, including bestsellers and new releases, for the popular Sony PlayStation, Nintendo 64 and Game Boy platforms. We provide our own ratings for each video game with respect to content, language and level of violence. In addition, we sell video game hardware and recommended accessories.


    SOFTWARE. Through our children's software department, we offer a wide selection of software with an emphasis on educational titles. We organize our software into easy-to-use and understandable categories. We feature a variety of well-known classic and currently popular brands including Broderbund, Disney Interactive, Microsoft's Magic School Bus and Jumpstart.



    VIDEOS. Through our children's video department, we offer videos for children that are organized into easy-to-shop categories. We feature a variety of well-known titles from popular television series, including Barney, Blue's Clues, Dr. Seuss, Magic School Bus, Muppets, Peanuts, Rugrats, Teletubbies and Winnie the Pooh. We also feature award-winning independent releases.


    MUSIC. Through our children's music department, we offer an extensive assortment of children's music in both cassette and CD format. Unlike most retailers, we organize our children's music into different categories by subject. We feature a variety of popular children's music categories, including books on tape, Disney, educational, holiday, lullabies and bedtime, rock for kids, soundtracks, storytelling and Sesame Street. We also carry music from artists associated with independent labels. We listen to many of our music products in order to create helpful product descriptions and recommendations.

SHOPPING AT OUR STORE


    We believe that the sale of children's products over the Web can offer attractive benefits to consumers. These include enhanced selection, convenience, ease-of-use, depth of content and information, and competitive pricing. Key features of our online store include:



    BROWSING. Our Web site offers visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the home page of the desired department and can quickly view promotions and featured products. Customers can use a quick keyword search in order to locate a specific product. They can also execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse our online store by hot-linking to specially designed pages dedicated to products from key national and specialty brands. Customers can also hot-link to pages featuring key product categories such as construction toys, just-for-girls software and movie soundtrack music.


    GETTING ANSWERS. One of the unique advantages of an Internet retail store is the ability to interweave product information and editorial content. On our Web site customers can find detailed product information, including product descriptions, manufacturers' and merchants' age recommendations, product packaging, battery requirements, a list of accessories and related products that are available and product awards. We provide editorial content for our customers through regularly updated product recommendations, including TOYBOX ESSENTIALS, FAVORITES BY AGE, PICKS OF THE MONTH and TWENTY UNDER $20. Furthermore, on our Web site we highlight award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products.

    FINDING A GIFT. In our Gift Center, consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. In addition, we offer a birthday reminder service, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate recommendations to help our busy shoppers. We also provide a children's wish list service, in which parents and children can e-mail friends and family a list of a child's most desired gifts. Furthermore, we sell electronic gift certificates through our Gift Center.

    SELECTING A PRODUCT AND CHECKING OUT. To purchase products, customers simply click on the "order now" button to add products to their virtual shopping cart. Customers can add and subtract products from their shopping cart as they browse around our store, prior to making a final purchase decision, just as in a physical store. Because we maintain a fully-integrated inventory system and stock each item we sell, we are able to notify customers in real-time whether a selected product is currently in stock. To execute orders, customers click on the "checkout" button and, depending upon whether the customer has previously shopped with us, are prompted to supply shipping details online. We also offer customers a variety of gift wrapping and shipping options during the checkout process. Prior to finalizing an order by clicking the "submit order" button, customers are shown their total charges along with the various options chosen at which point customers still have the ability to change their order or cancel it entirely.


    PAYING. To pay for orders, a customer must use a credit card, which is authorized during the checkout process, but which is charged when we ship the customer's items from our distribution facility. Our Web site uses a security technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by our customers. Our system automatically confirms receipt of each order via e-mail within minutes and notifies the customer when we ship the order, which is typically within one to two business days for in-stock items. We also offer our customers a money-back return policy.

    GETTING HELP. From every page of our Web site, a customer can click on a "help" button to go to our customer service area. The customer service area of our Web site contains extensive information for first-time and repeat visitors. In this area, we assist customers in searching for, shopping for, ordering and returning our products as well as provide information on our low price guarantee, shipping charges and other policies. In addition, we provide customers with answers to the most frequently asked questions and encourage our visitors to send us feedback and suggestions via e-mail. Furthermore, customer service agents are available to answer questions about products and the shopping process during extended business hours via our toll-free number, which is displayed in the customer service area of our Web site.

MERCHANDISING


    We believe that the breadth and depth of our product selection, together with the flexibility of our online store and our range of helpful and useful shopping services, enable us to pursue a unique merchandising strategy. We provide an extensive selection of children's products. These include traditional mass market toys, specialty toys and a broad selection of related children's products, including video games, software, videos and music, that would be economically impractical to stock in a traditional store. We focus exclusively on children's products and we individually select and test many of the products in our online store to ensure quality. In addition, this level of product evaluation enables us to deliver valuable additional product information to our shoppers. For example, we are able to develop detailed and helpful descriptions and our own recommendations by age for many of the products in our online store.



    Unlike store-based retail formats, our online store provides us significant flexibility with regard to the organization and presentation of our product selection. Our easy-to-use Web site allows customers to browse our product selection by brand, age, product category and price, as well as by combinations of these attributes. For example, a customer can easily search for science-oriented toys designed for eight-year-old children or view all Barbie dolls and related accessories without consulting store personnel or walking multiple aisles within one or more traditional stores. Our online store enables us to dynamically adjust our product mix to respond to changing customer demand. In addition, our online store gives us flexibility in featuring or promoting specific toys without having to alter the physical layout of a store.



    To encourage purchases, we feature various promotions on a rotating basis throughout the store and continually update our online recommendations. We also actively create and maintain pages that are artistically designed to highlight the most prominent product brands we sell in our different departments. We believe this strategy provides us with an excellent opportunity to cross-sell a brand across our departments and promote impulse purchases by customers. Finally, our range of helpful and useful shopping services such as our Gift Center, our recommendations and our TWENTY UNDER $20 feature enable us to display and promote our product selection in a flexible and targeted manner.


    We believe that our merchandising strategy provides a unique value proposition for our vendors. We are able to offer all our vendors access to purchasers of children's products regardless of the size or influence of the individual vendor.

MARKETING AND PROMOTION

    Our marketing and promotion strategy is designed to:

- build brand recognition;

- increase consumer traffic to our store;

- add new customers;

- build strong customer loyalty;

- maximize repeat purchases; and

- develop incremental revenue opportunities.


    Through our advertising and promotions, we target adult purchasers of children's products, with a focus on mothers. We believe that mothers are the principal decision-makers in purchases of children's products and strongly influence children's products purchases by family and friends. Our advertising campaigns are designed to identify with a mother's toy shopping experience. We use offline and online marketing strategies to maximize customer awareness and enhance brand recognition. To accomplish this strategy, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. Our marketing agreements generally provide for us to be the preferred online toy retailer on the sites of these providers specified in the agreements. We also generally have the right to place banner advertisements and integrated links to our store on specified children-related or other particular pages or through keyword searches. In addition, we advertise on the sites of major online portals, including Excite, Infoseek, Microsoft Network, Yahoo! and Lycos.



    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a preferred AOL provider of children's toy products featured on the AOL Network and AOL's Web site, aol.com. In addition, AOL agreed to promote and advertise eToys on a non-exclusive basis in online areas controlled by AOL specified in the agreement. Furthermore, under the agreement, AOL has committed that AOL users will annually access the online areas promoting eToys a specified number of times. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.4 million remained to be paid as of December 31, 1998. We have also agreed to offer for sale a substantial selection of children's products, to feature different children's products each week, to offer special deals to AOL users through the AOL online area, to provide children's toy products that are competitive in price and performance and to manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however, AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or similar adverse financial events specified in the agreement. Although there can be no assurance, we do not believe that there is any material risk that AOL would be able to terminate the agreement earlier than December 31, 1999, because of insolvency or any of the other specified adverse financial events.


    We use traditional offline advertising, including print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial.


    To direct traffic to our Web site, we have created inbound links that connect directly to our Web site from other sites. Potential customers can simply click on these links to become connected to our Web site from search engines and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, we have an affiliates program. Under this program, we pay one of our registered affiliates a referral fee for any sale generated via their link to our Web site.



OPERATIONS



    We obtain products from a network of large and small vendors, manufacturers and distributors. We carry inventory of the products available for sale on our Web site. We currently conduct our distribution operations in an approximately 60,000 square-foot facility located in Commerce, California. Both the facility and the operations within it are operated solely by us. We send orders from our Web site to our distribution facility over a secure frame relay connection and a proprietary warehouse management system optimizes the pick, pack and ship process. Our proprietary warehouse management system provides the Web site with data on inventory receiving, shipping, inventory quantities and inventory location, which enables us to display information about the availability of the products on our Web site. Our proprietary warehouse management system also enables us to offer a variety of gift wrap choices, custom gift cards and custom to/from labels for each individual gift. In addition, we offer an order tracking system for our customers on our Web site.



    We offer three levels of shipping service: next day delivery, three-day delivery, and ground delivery. We have developed relationships with both United Parcel Service and the United States Postal Service to maximize our overall service level to all 50 states. Priority orders are flagged and expedited through our distribution processes. These capabilities are required due to the time-sensitive nature of the gifts that we deliver to our customers.


CUSTOMER SERVICE

    We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our customer service representatives are available from 6:00 a.m. to 11:00 p.m. Pacific Time, seven days a week to provide assistance via e-mail or telephone. We strive to answer all customer inquiries within 24 hours. Our customer service representatives handle questions about orders, assist customers in finding desired products and register customers' credit card information over the telephone. Our customer service representatives are a valuable source of feedback regarding user satisfaction. We also use BizRate, an online market research company, to obtain monthly customer feedback. Our Web site also contains a customer service page that outlines store policies and provides answers to frequently asked questions.

OPERATIONS AND TECHNOLOGY


    We have implemented a broad array of scaleable site management, search, customer interaction, distribution services and the systems that we use to process customers' orders and payments. These services and systems use a combination of our own proprietary technologies and commercially available, licensed technologies. The systems that we use to process customers' orders and payments are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business. We use a set of applications for:


- accepting and validating customer orders;

- organizing, placing and managing orders with suppliers;

- receiving product and assigning it to customer orders; and

- managing shipment of products to customers based on various ordering criteria.

    Our systems have been designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our systems provide 24-hour-a-day, seven-day-a-week availability. Our system hardware is hosted at a third-party facility in Sunnyvale, California, which provides redundant communications lines and emergency power backup. We have implemented load balancing systems and our own redundant servers to provide for fault tolerance.

    We incurred product development expenses of $0.4 million in the fiscal year ended March 31, 1998 and $2.0 million in the nine months ended December 31, 1998. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our Web site. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to:



- adapt to rapidly changing technologies;



- adapt our services to evolving industry standards;



- continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace.



    Our failure to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure. This could have a material adverse effect on our business, results of operations and financial condition.



GOVERNMENT REGULATION



    We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, the Internet is increasingly popular. As a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services.



    We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market place. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.



    In addition, because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We are qualified to do business only in California. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in such jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.


COMPETITION


    The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the children's toy, video game, software, video and music retailing industries are intensely competitive.


    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;


- vendors of children's products that currently sell some of their products directly online, such as Mattel and Hasbro;



- other online retailers that include children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;


- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

    We believe that the following are principal competitive factors in our market:

- brand recognition;

- selection;

- convenience;

- price;

- speed and accessibility;

- customer service;

- quality of site content; and


- reliability and speed of order shipment.



    Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.



    Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children's toys, video games, software, videos and music products.



    Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs, may increase competition.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

INTELLECTUAL PROPERTY


    We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our services are made available online.



    We have licensed various proprietary rights to third parties. We attempt to ensure that these licensees maintain the quality of our brand. However, these licensees may nevertheless take actions that materially adversely affect the value of our proprietary rights or reputation. We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.



    To date, we have not been notified that our technologies infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.


EMPLOYEES


    As of March 31, 1999, we had 306 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.


    Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom are bound by an employment agreement requiring service for any defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends in part upon our continued ability to attract, hire, train and retain highly qualified technical, sales and managerial personnel. Competition of such personnel is intense and there can be no assurance that we can retain our key personnel in the future.

FACILITIES


    Our corporate offices are located in Santa Monica, California, where we lease approximately 60,000 square feet under a lease that expires in July 2003. In addition, we lease approximately 60,000 square feet in Commerce, California for our distribution operations under a lease that expires in August 2003.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth specific information regarding our executive officers and directors as of March 31, 1999:



NAME                              AGE                           POSITION(S)
----------------------------      ---      -----------------------------------------------------
Edward C. Lenk..............          37   President, Chief Executive Officer and Uncle of the
                                           Board
Steven J. Schoch............          40   Senior Vice President and Chief Financial Officer
John R. Hnanicek............          35   Senior Vice President and Chief Information Officer
Frank C. Han................          35   Senior Vice President of Product Development
Louis V. Zambello III.......          41   Senior Vice President of Operations
Peter C.M. Hart.............          48   Director
Tony A. Hung................          31   Director
Michael Moritz..............          44   Director
Daniel J. Nova..............          37   Director



    EDWARD C. LENK founded eToys and has served as our President, Chief Executive Officer and a Director since June 1997. In December 1998, he was appointed Uncle of the Board. Prior to founding eToys, from May 1994 to July 1996 Mr. Lenk was employed as Vice President of Strategic Planning at The Walt Disney Company, where he was responsible for strategic planning and new business development of Worldwide Attractions and Resorts. From May 1991 to May 1994, he was a Director of Strategic Planning at The Walt Disney Company. Mr. Lenk received a Bachelor of Arts SUMMA CUM LAUDE from Bowdoin College and a Masters in Business Administration, with distinction, from Harvard Business School.


    STEVEN J. SCHOCH has served as our Chief Financial Officer since January 1999. Prior to joining us, from December 1995 to January 1999, Mr. Schoch was Vice President and Treasurer of Times Mirror Company, a newspaper and magazine publishing company. He also served as Chief Executive Officer and President of a wholly owned subsidiary of Times Mirror Company dedicated to the reduction and containment of costs of the parent company. From March 1991 to October 1995, Mr. Schoch worked at The Walt Disney Company, most recently as Vice President, Treasurer--Euro Disney S.C.A. Mr. Schoch serves as a director of VDI Media. Mr. Schoch received a Bachelor of Science from Tufts University and a Masters in Business Administration from the Amos Tuck School of Business Administration at Dartmouth College.

    JOHN R. HNANICEK has served as our Chief Information Officer since December 1998. Prior to joining us, from October 1996 to December 1998, he was employed as Senior Vice President of Information Systems for Hollywood Entertainment, Inc., a nationwide retail video chain. From January 1996 to October 1996, Mr. Hnanicek served as Chief Information Officer for Homeplace, Inc., a home furnishings chain. From 1990 to 1995, he served as Senior Vice President of Information Systems and Logistics at OfficeMax, Inc., a retail office supply outlet. Mr. Hnanicek holds a Bachelor of Science in Computer Science and Accounting from Cleveland State University.

    FRANK C. HAN has served as our Senior Vice President of Product Development since January 1999. From February 1997 to January 1999, Mr. Han was our Chief Operating Officer and Vice President of Finance. Prior to joining us, Mr. Han worked at Union Bank of California, serving as Vice President of Interactive Markets from January 1995 to February 1997 and as Director of Strategic Planning from 1993 to 1995. Mr. Han received a Bachelor of Science CUM LAUDE from Yale University and a Masters in Business Administration from the Stanford Graduate School of Business.

    LOUIS V. ZAMBELLO III has served as our Senior Vice President of Operations since December 1998. Prior to joining us, from 1984 to 1998, he held a variety of positions at L.L. Bean, Inc., an outdoor retailer. Most recently, Mr. Zambello served as Senior Vice President of Operations and Creative from June 1998 to December 1998, as Senior Vice President of Operations from December 1993 to June 1998, as Vice President of Merchandise Services and Manufacturing from December 1991 to August 1993 and in a variety of other positions since 1984. Mr. Zambello received a Bachelor of Arts MAGNA CUM LAUDE from Cornell University and a Masters in Business Administration from Harvard Business School.


    PETER C.M. HART has served as a Director of eToys since October 1997. Since January 1999, Mr. Hart has been a Managing Partner of Wildkin LLC, a distributor of toys. Since November 1997, he has served as a business advisor to EdUsa, a company that provides language instruction over the Internet. From 1983 to 1997, he held a variety of positions at Ross Stores, Inc., an apparel retailer, most recently as a Senior Vice President managing warehousing, distribution and MIS operations. Previously, Mr. Hart was a Business Systems Analyst at Joseph Magnin Department Store in San Francisco and at Rediffusion in Buckinghamshire, England. Mr. Hart is a member of the Audit Committee of the Board of Directors.



    TONY A. HUNG has served as a Director of eToys since December 1997. Since 1997, he has been a Vice President of DynaFund Ventures, a venture capital partnership. Previously, Mr. Hung held a variety of positions at The Walt Disney Company, serving as Manager of Corporate Strategic Planning from 1996 to 1997, as Manager of Television and Telecommunications from 1995 to 1996, and as Senior Analyst in the Corporate Treasury department from 1992 to 1995. Mr. Hung serves on the boards of directors of a number of private companies. Mr. Hung holds a Bachelor of Arts from Harvard University and a Masters in Business Administration from The Anderson School at University of California at Los Angeles. Mr. Hung is a member of the Audit Committee of the Board of Directors.



    MICHAEL MORITZ has served as a Director of eToys since June 1998. He has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Sequoia Capital provided the original venture capital financing to companies such as Cisco Systems Inc., LSI Logic Corporation, Linear Technology Corporation, Microchip Technology Inc. and International Network Services. Mr. Moritz serves as a director of Yahoo! Inc. and Flextronics International Ltd., as well as several private companies. Mr. Moritz received a Master of Arts degree from Oxford University and a Masters in Business Administration from the Wharton School at the University of Pennsylvania. Mr. Moritz is a member of the Compensation Committee of the Board of Directors.



    DANIEL J. NOVA has served as a Director of eToys since June 1998. Since August 1996, Mr. Nova has served as a general partner of Highland Capital Partners, a venture capital firm. Previously, he was a general partner of CMG@Ventures from January 1995 to August 1996 and a Senior Associate at Summit Partners from June 1991 to January 1995. Mr. Nova is a director of Lycos, Inc., an online portal, and several private companies. Mr. Nova received a Bachelor of Science in Computer Science and Marketing with honors from Boston College and a Masters in Business Administration from Harvard Business School. Mr. Nova is a member of the Audit and Compensation Committees of the Board of Directors.


    Our Board of Directors currently consists of five members. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified.

    Our executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

    Our Board of Directors established the Compensation Committee in December 1998 and the Audit Committee in February 1999. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of our Compensation Committee of the Board of Directors are currently Mr. Moritz and Mr. Nova, neither of whom has ever been an officer or employee of eToys. Prior to establishing the Compensation Committee in December 1998, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

DIRECTOR COMPENSATION


    Our directors do not currently receive any cash compensation from us for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board and Committee meetings. Under our 1997 Stock Plan, nonemployee directors are eligible to receive stock option grants and stock purchase rights at the discretion of the Board of Directors or other administrator of the plan. Under our 1999 Directors' Stock Option Plan, non-employee directors are eligible to receive automatic stock option grants upon their initial appointment and at each of our annual stockholders meetings. See "--Stock Plans". In September 1997 the Board of Directors granted Mr. Hart an option to purchase 300,000 shares of common stock at $0.005 per share in connection with his appointment as a member of the Board of Directors. 1/4th of the shares vested upon June 15, 1998 and 1/48th of the total number of shares vest monthly from and after June 15, 1998. From January 1998 to June 1998, Mr. Hart provided us consulting services. In connection with these services, Mr. Hart received aggregate payments of $39,000, reimbursement of his expenses and an option to purchase 63,000 shares of common stock at $0.033 per share. This option, which vested at the rate of 1/6th per month commencing upon February 1, 1998, is fully vested.

EXECUTIVE COMPENSATION


    The following table sets forth the compensation received for services rendered to eToys during the fiscal years ended March 31, 1998 and March 31, 1999 by our Chief Executive Officer and our four other executive officers who earned more than $100,000 during the fiscal year ended March 31, 1999.


                           SUMMARY COMPENSATION TABLE


                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                       ANNUAL COMPENSATION                 --------------
                                        -------------------------------------------------    SECURITIES
NAME AND PRINCIPAL                                                     OTHER ANNUAL          UNDERLYING           ALL OTHER
  POSITION                 FISCAL YEAR   SALARY($)    BONUS($)        COMPENSATION($)        OPTIONS(#)        COMPENSATION($)
-------------------------  -----------  -----------  -----------  -----------------------  --------------  -----------------------
Edward C. Lenk ..........        1998      105,000       --                 --                3,000,000              --
  President and Chief            1997       80,000       --                 --                   --                  --
  Executive Officer
Louis V. Zambello                1998       50,000       28,750             --                  825,000              --
  III(1) ................
  Senior Vice President
  of Operations
John R. Hnanicek(2) .....        1998       37,500       15,000             --                  600,000              --
  Senior Vice President
  and Chief Information
  Officer
Steven J. Schoch(3) .....        1998       20,833        4,167             --                  750,000              --
  Senior Vice President
  and Chief Financial
  Officer
Frank C. Han ............        1998      105,000       --                 --                  825,750              --
  Senior Vice President          1997       69,167       --                 --                   --                  --
  of Product Development


------------------------------


(1) Louis V. Zambello III became Senior Vice President of Operations in December 1998. On an annual basis, Mr. Zambello's salary would have been $200,000. Mr. Zambello is entitled to a bonus of $115,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.



(2) John R. Hnanicek became Senior Vice President and Chief Information Officer in December 1998. On an annual basis, Mr. Hnanicek's salary would have been $150,000. Mr. Hnanicek was paid a bonus of $60,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.



(3) Steven J. Schoch became Senior Vice President and Chief Financial Officer in January 1999. On an annual basis, Mr. Schoch's salary would have been $125,000. Mr. Schoch is entitled to a bonus of $25,000 which vests monthly over the first year of his employment; the amount in the table reflects the portion of his bonus that vested in fiscal 1998.



    We did not pay to our Chief Executive Officer or any named executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended March 31, 1998. We do not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any named executive officer under which benefits are determined primarily by final compensation and years of service.

OPTION GRANTS



    The following table provides summary information regarding stock options granted to our Chief Executive Officer and our four other highest compensated executive officers during the fiscal year ended March 31, 1999.



                       OPTION GRANTS IN LAST FISCAL YEAR



                                             INDIVIDUAL GRANTS
                          --------------------------------------------------------  POTENTIAL REALIZABLE VALUE AT
                           NUMBER OF    PERCENT OF                                  ASSUMED ANNUAL RATES OF STOCK
                          SECURITIES   TOTAL OPTIONS                                PRICE APPRECIATION FOR OPTION
                          UNDERLYING    GRANTED IN                                             TERM(3)
                            OPTIONS     FISCAL 1998   EXERCISE PRICE   EXPIRATION   ------------------------------
NAME                      GRANTED(#)      (%)(1)       ($/SHARE)(2)       DATE            5%             10%
------------------------  -----------  -------------  ---------------  -----------  --------------  --------------
Edward C. Lenk..........   3,000,000(4)       21.25%     $   0.143       10/21/08   $   43,279,730  $   68,915,737
Louis V. Zambello III...     825,000(5)        5.84          1.667       12/31/08        9,854,812      15,692,141
John R. Hnanicek........     600,000(5)        4.25          1.667       12/31/08        7,167,136      11,412,466
Steven J. Schoch........     750,000(6)        5.31          3.333        1/31/09        6,922,802      11,023,405
Frank C. Han............     825,000(4)        5.84          0.143       10/21/08       11,901,925      18,951,827
                                 750(7)        0.01          2.833        1/31/09            7,533          11,996


------------------------------


(1) We granted options for an aggregate of 14,115,900 shares to our employees and consultants under the 1997 Stock Plan and the 1999 Stock Plan during the fiscal year ended March 31, 1999. See "Stock Plans".



(2) Options were granted at an exercise price equal to the fair market value of the common stock, as determined by the Board of Directors on the date of grant.



(3) The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.



(4) The options become exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.



(5) The options are immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on December 31, 1999 and 1/48th of the total number of shares monthly from and after December 31, 1999.



(6) The option is immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on January 31, 2000 and 1/48th of the total number of shares monthly from and after January 31, 2000.



(7) The option is immediately exercisable.

OPTION EXERCISES AND HOLDINGS



    The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by our Chief Executive Officer and our four other highest compensated executive officers as of March 31, 1999.



                         FISCAL YEAR-END OPTION VALUES



                                                           NUMBER OF SECURITIES
                                                                                     VALUE OF UNEXERCISED IN-THE-
                                                          UNDERLYING UNEXERCISED      MONEY OPTIONS AT MARCH 31,
                                                       OPTIONS AT MARCH 31, 1999(1)           1999(1)(2)
                                                       ----------------------------  ----------------------------
NAME                                                   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------------------------------  ------------  --------------  ------------  --------------
Edward C. Lenk(3)....................................           --      3,000,000             --    $ 26,570,000
Louis V. Zambello III(4).............................      825,000             --     $6,050,000              --
John R. Hnanicek(4)..................................      600,000             --      4,400,000              --
Steven J. Schoch(5)..................................      750,000             --      4,250,000              --
Frank C. Han(6)......................................          750        825,000          4,625       7,306,750


------------------------------


(1) No options were exercised as of the completion of the fiscal year ended March 31, 1999.



(2) Based on the estimated fair market value of $9.00 for our common stock on March 31, 1999.



(3) The option becomes exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.



(4) The options are immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on December 31, 1999 and 1/48th of the total number of shares monthly from and after December 31, 1999.



(5) The option is immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase at cost in our favor which lapses at the rate of 1/4th of the total number of shares on January 31, 2000 and 1/48th of the total number of shares monthly from and after January 31, 2000.



(6) Mr. Han holds an immediately exercisable option to purchase 750 shares. Mr. Han holds a second option to purchase 825,000 shares which becomes exercisable at the rate of 1/4th of the total number of shares on October 21, 1999 and 1/48th of the total number of shares monthly from and after October 21, 1999.


STOCK PLANS


    1999 STOCK PLAN. The Board of Directors adopted our 1999 Stock Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 21,600,000 shares of common stock for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 4,500,000 shares, 3.0% of our outstanding common stock on the last day of the immediately preceding fiscal year or such lesser number of shares as the Board of Directors determines. As of March 31, 1999, options to purchase 1,536,300 shares of common stock with a weighted average exercise price equal to $8.900 have been granted, none of which have been exercised.



    The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, consultants and nonemployee directors, of stock purchase rights and nonstatutory stock options. If an optionee would have the right in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value (under all of our plans and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. Unless terminated earlier, the 1999 Stock Plan will terminate in February 2009.



    The 1999 Stock Plan may be administered by the Board of Directors or a committee of the Board, each known as the "administrator". The Board of Directors currently administers the 1999 Stock Plan. The administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or stock purchase right, the exercise or purchase price, and the term and exercisability of options. The administrator may grant an individual employee options or stock purchase rights under the 1999 Stock Plan during any one fiscal year to purchase a maximum of 9,000,000 shares. The exercise price of all incentive stock options granted under the 1999 Stock Plan generally must be at least equal to the fair market value of our common stock on the date of grant. The administrator has the authority to grant nonstatutory stock options and stock purchase rights at prices below fair market value, although the exercise price of such awards granted to our Chief Executive Officer or our four other most highly compensated officers will generally equal at least 100% of the fair market value of the common stock on the date of grant. Payment of the purchase price of options and stock purchase rights may be made in cash or other consideration as determined by the administrator.



    Generally, options granted under the plan have a term of ten years and are nontransferable. The administrator may grant nonstatutory stock options with limited transferability rights in circumstances specified in the 1999 Stock Plan. The administrator determines the vesting terms of options and stock issued pursuant to stock purchase rights. We expect that options and stock purchase rights granted under the 1999 Stock Plan generally will vest at the rate of 1/4th of the total number of shares subject to the options or stock purchase rights 12 months after the date of grant, and 1/48th of the total number of shares each month thereafter.



    In the event that we are acquired by another company, we expect that awards outstanding under the 1999 Stock Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, the vesting of outstanding options and stock issued pursuant to stock purchase rights will accelerate in full prior to consummation of the transaction. If we are acquired pursuant to a transaction in which outstanding awards are assumed or substituted by our acquiror and a participant holding an assumed or substituted award is involuntarily terminated within 24 months following the acquisition, the vesting of any award held by such person would accelerate in full immediately prior to the date of his or her termination.


    The Board has the authority to amend or terminate the 1999 Stock Plan as long as such action does not materially and adversely affect any outstanding option and provided that stockholder approval for any amendments to the 1999 Stock Plan shall be obtained to the extent required by applicable law.


    1997 STOCK PLAN. The Board of Directors adopted and our stockholders approved our 1997 Stock Plan in March 1997. We have reserved a total of 17,400,000 shares of common stock for issuance under the 1997 Stock Plan. As of March 31, 1999, options to purchase 1,861,761 shares of common stock with a weighted average exercise price of $0.035 had been exercised and options to purchase a total of 13,415,001 shares at a weighted average exercise price of $0.755 per share were outstanding. As of March 31, 1999, 2,123,238 shares remained available for future issuance under the 1997 Stock Plan. However, the Board has determined that all future grants to employees and consultants will take place under our 1999 Stock Plan and therefore any shares remaining available for issuance under the 1997 Stock Plan as of the date of this offering will be returned to our authorized but unissued capital stock and will not be available for future grant. Shares returning to the 1997 Stock Plan upon cancellation of outstanding options may be made subject to future grant after the date of this offering. Unless terminated earlier, the 1997 Stock Plan will terminate in March 2007.



    The terms of options and stock purchase rights issued under the 1997 Stock Plan are generally the same as those which may be issued under the 1999 Stock Plan, except with respect to the following features. The 1997 Stock Plan does not impose an annual limitation on the number of shares subject to options or stock purchase rights which may be issued to any individual employee. Nonstatutory stock options or stock purchase rights granted under the 1997 Stock Plan are nontransferable in all cases and must generally be granted with an exercise price or purchase price equal to at least 85% of the fair market value of the common stock on the date of grant.



    In the event that we are acquired by another company, we expect that awards outstanding under the 1997 Stock Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, all outstanding awards under the 1997 Stock Plan would terminate to the extent not previously exercised upon consummation of the acquisition.



    1999 DIRECTORS' STOCK OPTION PLAN. The Board of Directors adopted our 1999 Directors' Stock Option Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 600,000 shares of common stock for issuance under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan becomes effective upon the effective date of this offering and, unless terminated earlier, it terminates in February 2009. As of the date of this offering, no options to purchase shares of common stock have been issued under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent that conflicts of interest arise, we expect they will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest.



    The 1999 Directors' Stock Option Plan provides that each person who becomes a nonemployee director after the date of this offering will be granted a nonstatutory stock option to purchase 60,000 shares of common stock on the date on which the optionee first becomes a nonemployee director. In addition, on the date of each annual meeting of stockholders, each nonemployee director will automatically be granted an additional option to purchase 15,000 shares of common stock if, on such date, he or she has served on our Board of Directors for at least six months. All options granted under the 1999 Directors' Stock Option Plan shall have an exercise price equal to 100% of the fair market value of the common stock as of the date of grant and will be exercisable in full immediately upon grant. Options granted under the 1999 Directors' Stock Option Plan are nontransferable.



    A nonemployee director who ceases to serve as a director for any reason other than death or disability has 90 days after the date he or she ceases to be a director to exercise options granted under the 1999 Directors' Stock Option Plan. To the extent that he or she does not exercise an option within such 90 day period, the option will terminate. If a director's service on our Board of Directors terminates as a result of his or her death or disability, the director or the director's estate will have the right to exercise an option for 12 months following such termination date. Options granted under the 1999 Directors' Stock Option Plan have a term of ten years.



    In the event that we are acquired by another company, we expect that awards outstanding under the 1999 Directors' Stock Option Plan will be assumed or equivalent awards substituted by our acquiror. If an acquiror did not agree to assume or substitute awards, all outstanding awards under the 1999 Directors' Stock Option Plan would terminate to the extent not previously exercised upon consummation of the acquisition. The Board of Directors may amend or terminate the 1999 Directors' Stock Option Plan at any time as long as such action does not adversely affect any outstanding option and stockholder approval for any amendments is obtained to the extent required by applicable law.

    1999 EMPLOYEE STOCK PURCHASE PLAN. The Board of Directors adopted our 1999 Employee Stock Purchase Plan in February 1999 and our stockholders approved it in March 1999. We have reserved a total of 900,000 shares of common stock for issuance under the 1999 Employee Stock Purchase Plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 540,000 shares, 0.5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. The 1999 Employee Stock Purchase Plan becomes effective upon the date of this offering and, unless terminated earlier by the Board of Directors, it will terminate in February 2019.



    The 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. This plan consists of a series of overlapping offering periods of 24 months' duration. The initial offering period is expected to commence on the date of this offering and end on April 30, 2001 and the initial purchase period is expected to begin on the date of this offering and end on October 31, 1999.



    The Board of Directors or a committee appointed by the Board of Directors will administer the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. In circumstances specified in the 1999 Employee Stock Purchase Plan, the purchase price may be adjusted during an offering period to avoid our incurring adverse accounting charges. Our employees, including officers and employee directors, are eligible to participate in the 1999 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months per year. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time, and participation ends automatically on termination of employment. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in the 1999 Employee Stock Purchase Plan shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new 24-month offering period beginning on the first business day following the purchase date.



    The 1999 Employee Stock Purchase Plan limits the number of stock purchase rights that can be granted to any single employee. An employee cannot be granted rights to purchase stock under this plan if his or her rights accrue at a rate which exceeds $25,000 worth of stock in any calendar year. In addition, no employee may purchase more than 12,000 shares of common stock during any one purchase period.



    In the event that we are acquired by another company, the 1999 Employee Stock Purchase Plan provides that each right to purchase stock will be assumed or equivalent rights substituted by our acquiror. If an acquiror did not agree to assume or substitute stock purchase rights, the offering period then in progress would be shortened and a new exercise date occurring prior to consummation of the acquisition would be set. The Board of Directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the Board of Directors may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS


    Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:



- any breach of their duty of loyalty to the corporation or its stockholders;



- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



- unlawful payments of dividends or unlawful stock repurchases or redemptions;
  or


- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.


    We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of eToys, any subsidiary of eToys or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.


    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS


    In June 1997, we sold 7,500,000 shares of common stock to Edward C. Lenk at $0.005 per share in exchange for $18,750 in cash and a promissory note in the principal amount of $18,750. The note is full recourse and secured by 3,750,000 of Mr. Lenk's shares. 3,750,000 of Mr. Lenk's shares are subject to a repurchase option in favor of us in the event of his termination of employment which lapses according to the following schedule: 1/4th of such shares vested on December 1, 1997, and 1/48th of such total have vested monthly from and after December 1, 1997. In addition, all shares immediately vest upon a change of control. This offering will not constitute such a change of control.



    In October 1998, we issued Mr. Lenk an option to purchase 3,000,000 shares of common stock at $0.143 per share. The option vests according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly thereafter.



    In June 1997, we sold 2,500,002 shares of common stock to Frank C. Han at $0.005 per share in exchange for $6,250 in cash and a promissory note in the principal amount of $6,250. The note is full recourse and secured by 1,250,001 of Mr. Han's shares. 1,250,001 of Mr. Han's shares are subject to a repurchase option in favor of us in the event of his termination of employment which lapses according to the following schedule: 1/4th of such shares vested on February 1, 1998, and 1/48th of such total have vested monthly from and after February 1, 1998. In addition, all shares immediately vest upon a change of control. This offering will not constitute such a change of control.



    In October 1998, we issued Mr. Han an option to purchase 825,000 shares of common stock at $0.143 per share. The option vests according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly from and after October 21, 1999. In January 1999, we issued Mr. Han a fully vested option to purchase 750 shares of common stock at $2.833 per share.



    In September 1997 we issued Peter C.M. Hart a stock option to purchase 300,000 shares of common stock at $0.005 per share. 1/4th of the shares subject to the option vested on June 15, 1998 and 1/48th of the total have vested monthly from and after June 15, 1998. In September 1997, we sold Mr. Hart a promissory note in the amount of $20,000 and a warrant to purchase 48,387 shares of preferred stock at $0.207 per share. The note converted into 98,817 shares of preferred stock in December 1997 and Mr. Hart exercised the warrant in full in March 1999. Mr. Hart was appointed a Director in October 1997. In December 1997, we sold Mr. Hart 98,817 shares of preferred stock at $0.207 per share. From January 1998 to June 1998, Mr. Hart provided us part-time consulting services. In connection with these services, in February 1998 we issued Mr. Hart a stock option to purchase 63,000 shares of common stock at $0.033 per share. 1/6th of the shares subject to this option vested monthly from and after February 1, 1998.



    In December 1998, we entered into an Offer Letter with John R. Hnanicek, our Chief Information Officer. The agreement entitles Mr. Hnanicek to a salary of $150,000 per year and a signing bonus of $60,000 which vests monthly over the first year of his employment. In December 1998, we granted Mr. Hnanicek an option to purchase 600,000 shares of common stock at $1.667 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on December 31, 1999 and 1/48th of the total number of shares vest monthly from and after December 31, 1999. If Mr. Hnanicek is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Hnanicek is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares shall vest per each month of completed employment.

    In December 1998, we entered into an Offer Letter with Louis V. Zambello III, our Senior Vice President of Operations. The agreement entitles Mr. Zambello to a salary of $200,000 per year, a signing bonus of $115,000 which vests monthly over the first year of his employment and severance benefits equal to $100,000 if he is terminated without cause during the first 12 months of his employment with us. In December 1998, we granted Mr. Zambello an option to purchase 825,000 shares of common stock at $1.667 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on December 31, 1999 and 1/48th of the total number of shares vest monthly from and after December 31, 1999. If Mr. Zambello is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Zambello is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares shall vest per each month of completed employment. Furthermore, if we experience a change of control within two years following his commencement of employment, a total of 412,500 of such shares shall immediately vest. This offering will not constitute such a change of control.



    In January 1999, we entered into an Offer Letter with Steven J. Schoch, our Chief Financial Officer. The agreement entitles Mr. Schoch to a salary of $125,000 per year, a signing bonus of $25,000 which vests monthly over the first year of his employment and severance benefits equal to $93,750 if he is terminated without cause during the first 12 months of his employment with us. In January 1999, we granted Mr. Schoch an option to purchase 750,000 shares of common stock at $3.333 per share. The option is immediately exercisable and, if exercised, the underlying shares are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on January 31, 2000 and 1/48th of the total number of shares vest monthly from and after January 31, 2000. If Mr. Schoch is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Schoch is terminated without cause during his first six to twelve months of employment, an additional 1/48th of such shares shall vest per each month of completed employment. Furthermore, if we experience a change of control within 18 months following his commencement of employment, a total of 281,250 of such shares shall immediately vest. This offering will not constitute such a change of control.



    In June 1997, we sold 19,400,001 shares of common stock at $0.005 per share and issued a note in the principal amount of $100,000 to idealab!. Pursuant to a Letter Agreement dated November 5, 1997, idealab! returned shares of common stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 18,320,001 shares of common stock. Pursuant to a second Letter Agreement dated November 5, 1997, idealab! forgave our indebtedness in the amount of $100,000 as a capital contribution.



    We have entered into indemnification agreements with our officers and directors which may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters".



    The following table summarizes the shares of common stock and preferred stock purchased by our directors and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of preferred stock automatically converts into one share of common stock upon the closing of this offering. The shares of common stock were sold at $0.005 per share, the shares of Series A preferred stock were sold at $0.207 per share, the shares of

Series B preferred stock were sold at $0.701 per share and the shares of Series C preferred stock were sold at $10.00 per share. See "Principal Stockholders".



                                                               COMMON       SERIES A      SERIES B      SERIES C
            ENTITIES AFFILIATED WITH DIRECTORS                  STOCK       PREFERRED     PREFERRED     PREFERRED
----------------------------------------------------------  -------------  -----------  -------------  -----------
Entities affiliated with Highland Capital Partners (Daniel
  Nova)(1)................................................       --            --          11,411,184     999,999
Entities affiliated with Sequoia Capital (Michael
  Moritz)(2)..............................................       --            --           7,131,990     999,999
Entities affiliated with DynaFund Ventures (Tony
  Hung)(3)................................................       --          4,838,709      2,852,796      --
Peter C.M. Hart...........................................       --            147,204       --            --

                  OTHER 5% STOCKHOLDERS
----------------------------------------------------------
Entities affiliated with idealab!(4)......................     18,320,001    4,838,709      2,139,594      --
Intel Corporation.........................................       --          4,838,709      2,852,793      --


------------------------


(1) Includes shares held by Highland Capital Partners III Limited Partnership, Highland Entrepreneurs' Fund III Limited Partnership, Highland Capital Partners IV Limited Partnership and Highland Entrepreneurs' Fund IV Limited Partnership. Daniel Nova is a general partner of the general partner of the Highland entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



(2) Includes shares held by Sequoia Capital VIII, Sequoia International Technology Partners VIII (Q), CMS Partners LLC, Sequoia International Technology Partners VIII, Sequoia 1997, and Sequoia Capital Franchise Fund. Michael Moritz is a general partner of the general partners of the Sequoia entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



(3) Includes shares held by DynaFund L.P. and DynaFund International L.P. Tony Hung is a vice president of the general partners of the DynaFund entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



(4) Includes shares held by idealab!, idealab! Capital Partners I-A, LP and idealab! Capital Partners 1-B, LP. In November 1997, idealab! returned shares of common stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 18,320,001 shares of common stock. idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP disclaim ownership of the shares held by idealab! except to the extent of their respective proportionate interest therein.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 1999, as adjusted to reflect the sale of the common stock offered hereby under this prospectus, by:



- each stockholder known by us to own beneficially more than 5% of the common stock,



- each director,



- our Chief Executive Officer and our four other highest compensated executive officers, and



- all directors and executive officers as a group.



                                                  SHARES BENEFICIALLY OWNED     SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING(1)           AFTER OFFERING(1)
                                                 ----------------------------  ----------------------------
                                                   NUMBER      PERCENTAGE(2)     NUMBER      PERCENTAGE(2)
                                                 -----------  ---------------  -----------  ---------------
Entities affiliated with idealab!(3) ..........   25,298,304         27.07%     25,298,304         24.89%
  130 West Union Street
  Pasadena, CA 91103
Entities affiliated with Highland Capital
  Partners(4) .................................   12,411,183         13.28      12,411,183         12.21
  Two International Place
  Boston, MA 02110
Entities affiliated with Sequoia Capital
  Partners(5) .................................    8,131,989          8.70       8,131,989          8.00
  3000 Sand Hill Road, Bldg. 4, Suite 280
  Menlo Park, CA 94025
Entities affiliated with DynaFund
  Ventures(6) .................................    7,691,505          8.23       7,691,505          7.57
  21311 Hawthorne Blvd., Suite 300
  Torrance, CA 90503
Intel Corporation .............................    7,691,502          8.23       7,691,502          7.57
  2200 Mission Blvd.
  Santa Clara, CA 95052
Daniel J. Nova(7) .............................   12,411,183         13.28      12,411,183         12.21
Michael Moritz(8) .............................    8,131,989          8.70       8,131,989          8.00
Tony Hung(9) ..................................    7,691,505          8.23       7,691,505          7.57
Edward C. Lenk ................................    7,491,000          8.02       7,491,000          7.37
Peter C.M. Hart(10) ...........................      353,952         *             353,952         *
Frank C. Han(11) ..............................    2,488,752          2.66       2,488,752          2.45
Louis V. Zambello III(12) .....................      825,000         *             825,000         *
Steven J. Schoch(13) ..........................      750,000         *             750,000         *
John R. Hnanicek(14) ..........................      600,000         *             600,000         *
All directors and executive officers as a group
  (9 persons)(15) .............................   40,743,381         42.45%     40,743,381         39.11%


------------------------


   * Less than 1% of the outstanding shares of common stock.



 (1) Assumes no exercise of the Underwriters' over-allotment option. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.



 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (3) Includes 18,320,001 shares held by idealab!, 6,562,359 shares held by idealab! Capital Partners I-A, LP and 415,944 shares held by idealab! Capital Partners I-B, LP. idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP disclaim beneficial ownership of the shares held by idealab! except to the extent of their respective proportionate interest therein.


 (4) Includes 10,954,737 shares held by Highland Capital Partners III Limited Partnership, 456,447 shares held by Highland Entrepreneurs' Fund III Limited Partnership, 960,000 shares held by Highland Capital Partners IV Limited Partnership and 39,999 shares held by Highland Entrepreneurs' Fund IV Limited Partnership.



 (5) Includes 6,463,722 shares held by Sequoia Capital VIII, 427,920 shares held by Sequoia International Technology Partners VIII (Q), 142,641 shares held by CMS Partners LLC, 82,017 shares held by Sequoia International Technology Partners VIII, 15,690 shares held by Sequoia 1997, and 999,999 shares held by Sequoia Capital Franchise Fund.



 (6) Includes 4,155,894 shares held by DynaFund International L.P. and 3,535,611 shares held by DynaFund L.P.



 (7) Includes 10,954,737 shares held by Highland Capital Partners III Limited Partnership, 456,447 shares held by Highland Entrepreneurs' Fund III Limited Partnership, 960,000 shares held by Highland Capital Partners IV Limited Partnership and 39,999 shares held by Highland Entrepreneurs' Fund IV Limited Partnership. Daniel Nova is a general partner of the general partner of the Highland entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



 (8) Includes 6,463,722 shares held by Sequoia Capital VIII, 427,920 shares held by Sequoia International Technology Partners VIII (Q), 142,641 shares held by CMS Partners LLC, 82,017 shares held by Sequoia International Technology Partners VIII, 15,690 shares held by Sequoia 1997, and 999,999 shares held by Sequoia Capital Franchise Fund. Michael Moritz is a general partner of the general partners of the Sequoia entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



 (9) Includes 4,155,894 shares held by DynaFund International L.P. and 3,535,611 shares held by DynaFund L.P. Tony Hung is a vice president of the general partners of the DynaFund entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.



 (10) Includes 206,748 shares issuable upon exercise of options which will be vested within 60 days of March 31, 1999.



 (11) Includes 750 shares issuable upon exercise of an option which will be vested within 60 days of March 31, 1999.



 (12) Includes 825,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Zambello ceases employment with us.



 (13) Includes 750,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Schoch ceases employment with us.



 (14) Includes 600,000 shares issuable upon exercise of an option which will be exercisable within 60 days of March 31, 1999, but which are subject to a right of repurchase in our favor at cost in the event Mr. Hnanicek ceases employment with us.



 (15) Includes the shares described in Notes 7 through 14.

                          DESCRIPTION OF CAPITAL STOCK


    Upon the completion of this offering, we will be authorized to issue 600,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.


COMMON STOCK


    As of March 31, 1999 there were 93,440,307 shares of common stock outstanding, held of record by approximately 127 stockholders, which reflects the conversion of all outstanding shares of preferred stock into common stock. In addition, as of March 31, 1999, there were 14,951,301 shares of common stock subject to outstanding options and 11,412 shares of common stock subject to outstanding warrants. Upon completion of this offering, there will be 101,640,307 shares of common stock outstanding assuming no exercise of the underwriter's overallotment option or additional exercise of outstanding options under our stock option plans and warrants.



    The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy". In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.


PREFERRED STOCK


    Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 58,779,267 shares of common stock, which reflects full exercise of warrants to purchase 48,387 shares of preferred stock outstanding as of March 31, 1999, and automatically retired. Thereafter, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.


WARRANTS


    As of March 31, 1999 there were warrants outstanding to purchase a total of 11,412 shares of common stock at a price of $7.01 per share. In addition, there were warrants to purchase a total of 48,387 shares of preferred stock at a price of $0.207 per share, which expire upon the closing of this offering.


REGISTRATION RIGHTS


    The holders of 68,677,269 shares of common stock and options to purchase 3,825,750 shares of common stock (the "registrable securities") are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of the registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:



- The holders of at least 25% of the then outstanding registrable securities may require, on two occasions beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.



- If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.



- The holders of at least 25% of the then outstanding registrable securities may require us on three occasions to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided that the proposed aggregate selling price is at least $2,000,000.



    We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.



DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS



    Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of eToys to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.



    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:



- the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;



- upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or



- on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.



A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

    Our Certificate of Incorporation and Bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Commencing at our first annual meeting of stockholders following the date on which we have at least 800 stockholders, our Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address and telephone number is 400 South Hope Street, 4th Floor, Los Angeles, California 90071 and (213) 553-9730.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.



    Upon completion of the offering, we will have 101,640,307 outstanding shares of common stock. Of these shares, the 8,200,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.



    The remaining 93,440,307 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.



    Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. In addition, some stockholders have entered into similar lock-up agreements covering a period of 365 days from the date of this prospectus. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by Goldman, Sachs & Co. Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:


- Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.


- Beginning 180 days after the effective date, approximately 7,940,763 shares will be eligible for sale pursuant to Rule 701, approximately 1,701,000 additional shares will be eligible for sale pursuant to Rule 144(k), and approximately 81,798,546 additional shares will be eligible for sale pursuant to Rule 144. All but 20,089,620 of such shares are held by affiliates.



- Beginning 365 days after the effective date, approximately 1,999,998 shares will be eligible for sale pursuant to Rule 144, all of which are held by affiliates.



    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:



- one percent of the number of shares of common stock then outstanding which will equal approximately 1,016,403 shares immediately after the offering; or



- the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.



    In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1997 Stock Plan, the 1999 Stock Plan, the 1999 Employee Stock Purchase Plan, the 1999 Directors' Stock Option Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of March 31, 1999 there were outstanding options for the purchase of 14,951,301 shares of common stock, of which options to purchase 448,194 shares were exercisable. See "Risk Factors--Substantial Sales of Our Common Stock Could Cause Our Stock Price to Fall", "Management--Stock Plans" and "Description of Capital Stock--Registration Rights".


                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for eToys by Venture Law Group, A Professional Corporation, Menlo Park, California. Glen R. Van Ligten, a director of Venture Law Group, serves as our Assistant Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson, Dettmer, Stough, Villeneuve, Franklin & Hachigian, LLP. As of the date of this prospectus, a director of Venture Law Group and an investment partnership affiliated with Venture Law Group own an aggregate of 41,772 shares of common stock.


                                    EXPERTS


    The financial statements of eToys Inc. as of March 31, 1998 and December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to eToys and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.



    You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                      CONTENTS

Report of Independent Auditors.......................................................     F-2

Balance Sheets at March 31, 1998 and December 31, 1998...............................     F-3

Statements of Operations for the year ended March 31, 1998 and the nine months ended
  December 31, 1997 (unaudited) and 1998.............................................     F-4

Statements of Stockholders' Equity (Deficit) for the year ended March 31, 1998 and
  the nine months ended December 31, 1998............................................     F-5

Statements of Cash Flows for the year ended March 31, 1998 and the nine months ended
  December 31, 1997 (unaudited) and 1998.............................................     F-6

Notes to Financial Statements........................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

eToys Inc.

    We have audited the accompanying balance sheets of eToys Inc. as of March 31, 1998 and December 31, 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eToys Inc. as of March 31, 1998 and December 31, 1998, and the results of its operations and its cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP


Los Angeles, California
February 15, 1999, except for Note 8, as to which the date is March 25, 1999



    The foregoing report is in the form that will be signed upon the completion of the stock split described in Note 8 to the financial statements.



                                                           /s/ Ernst & Young LLP



Los Angeles, California
March 25, 1999

                                   ETOYS INC.

                                 BALANCE SHEETS


                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                                                      EQUITY AT
                                                                      MARCH 31,     DECEMBER 31,    DECEMBER 31,
                                                                         1998           1998            1998
                                                                     ------------  --------------  ---------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................  $  1,552,000   $ 18,545,000
  Inventories......................................................       224,000      4,971,000
  Prepaid expenses and other current assets........................        35,000        394,000
                                                                     ------------  --------------
Total current assets...............................................     1,811,000     23,910,000
Property and equipment:
  Equipment........................................................       155,000      1,749,000
  Furniture and fixtures...........................................         8,000         10,000
  Leasehold improvements...........................................        15,000        331,000
  Assets under capital lease.......................................       --              75,000
                                                                     ------------  --------------
                                                                          178,000      2,165,000
  Accumulated depreciation and amortization........................       (18,000)      (264,000)
                                                                     ------------  --------------
                                                                          160,000      1,901,000
Goodwill (net of accumulated amortization of $239,000 at December
  31, 1998)........................................................       956,000        717,000
Other assets.......................................................       --           1,022,000
                                                                     ------------  --------------
Total assets.......................................................  $  2,927,000   $ 27,550,000
                                                                     ------------  --------------
                                                                     ------------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................  $    346,000   $ 12,314,000
  Accrued expenses.................................................         9,000      1,455,000
  Current portion of capital lease obligations.....................                       24,000
                                                                     ------------  --------------
Total current liabilities..........................................       355,000     13,793,000
Long-term capital lease obligations................................       --              35,000
Redeemable Convertible Preferred Stock, 18,926,423 shares
  authorized:
    Series A Preferred Stock; $.0001 par value; 6,318,017 and
      6,366,403 shares issued and outstanding at March 31, 1998 and
      December 31, 1998, respectively..............................     3,917,000      3,947,000         --
    Series B Preferred Stock, $.0001 par value, 11,886,649 shares
      issued and outstanding.......................................       --          24,952,000         --
    Series C Preferred Stock, $.0001 par value, 666,666 shares
      issued in March 1999.........................................       --             --              --
Commitments and contingencies......................................
Stockholders' equity:
  Common Stock, $.0001 par value, 150,000,000 shares authorized;
    32,799,276 and 33,777,837 shares issued and outstanding at
    March 31, 1998 and December 31, 1998, respectively.............         3,000          3,000            9,000
  Additional paid-in capital.......................................     1,003,000     32,668,000       81,561,000
  Receivables from stockholders....................................       (30,000)      (147,000)        (147,000)
  Deferred compensation............................................       (53,000)   (30,058,000)     (30,058,000)
  Accumulated deficit..............................................    (2,268,000)   (17,643,000)     (17,643,000)
                                                                     ------------  --------------  ---------------
Total stockholders' equity (deficit)...............................    (1,345,000)   (15,177,000)   $  33,722,000
                                                                     ------------  --------------  ---------------
                                                                                                   ---------------
Total liabilities and stockholders' equity (deficit)...............  $  2,927,000   $ 27,550,000
                                                                     ------------  --------------
                                                                     ------------  --------------


                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF OPERATIONS


                                                                                 NINE MONTHS ENDED DECEMBER 31,
                                                              YEAR ENDED MARCH  ---------------------------------
                                                                  31, 1998                             1998
                                                              ----------------       1997        ----------------
                                                                                ---------------
                                                                                  (UNAUDITED)
Net sales...................................................  $        687,000  $       530,000  $     23,900,000
Cost of sales...............................................           568,000          438,000        19,008,000
                                                              ----------------  ---------------  ----------------
Gross profit................................................           119,000           92,000         4,892,000
Operating expenses:
  Marketing and sales.......................................         1,290,000          632,000        14,354,000
  Product development.......................................           421,000          206,000         2,006,000
  General and administrative................................           678,000          366,000         4,345,000
                                                              ----------------  ---------------  ----------------
                                                                     2,389,000        1,204,000        20,705,000
                                                              ----------------  ---------------  ----------------
Operating loss..............................................        (2,270,000)      (1,112,000)      (15,813,000)
Other income (expense):
  Interest income...........................................            18,000               --           485,000
  Interest expense..........................................           (15,000)         (15,000)          (46,000)
                                                              ----------------  ---------------  ----------------
Loss before provision for income taxes......................        (2,267,000)      (1,127,000)      (15,374,000)
Provision for income taxes..................................             1,000               --             1,000
                                                              ----------------  ---------------  ----------------
Net loss....................................................  $     (2,268,000) $    (1,127,000) $    (15,375,000)
                                                              ----------------  ---------------  ----------------
                                                              ----------------  ---------------  ----------------
Basic net loss per equivalent share.........................  $          (0.09) $         (0.05) $          (0.46)
                                                              ----------------  ---------------  ----------------
                                                              ----------------  ---------------  ----------------
Pro forma basic net loss per equivalent share...............  $          (0.08) $         (0.05) $          (0.19)
                                                              ----------------  ---------------  ----------------
                                                              ----------------  ---------------  ----------------
Shares used to compute basic net
  loss per equivalent share.................................        25,129,888       23,326,095        33,157,034
                                                              ----------------  ---------------  ----------------
                                                              ----------------  ---------------  ----------------
Shares used to compute pro forma basic net loss per
  equivalent share..........................................        30,232,902       23,879,498        79,287,459
                                                              ----------------  ---------------  ----------------
                                                              ----------------  ---------------  ----------------


                            See accompanying notes.

                                   ETOYS INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                       COMMON STOCK        ADDITIONAL    RECEIVABLES
                                  -----------------------    PAID-IN        FROM          DEFERRED      ACCUMULATED
                                    SHARES      AMOUNT       CAPITAL    STOCKHOLDERS    COMPENSATION      DEFICIT         TOTAL
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at April 1, 1997........          --   $      --   $        --   $        --    $         --    $        --   $          --
  Issuance of Common Stock......  26,569,275       3,000       917,000            --              --             --         920,000
  Restricted stock issued.......   6,080,001          --        30,000       (30,000)             --             --              --
  Exercise of stock options.....     150,000          --         1,000            --              --             --           1,000
  Deferred compensation.........          --          --        55,000            --         (55,000)            --              --
  Amortization of deferred
    compensation................          --          --            --            --           2,000             --           2,000
  Net loss......................          --          --            --            --              --     (2,268,000)     (2,268,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at March 31, 1998.......  32,799,276       3,000     1,003,000       (30,000)        (53,000)    (2,268,000)     (1,345,000)
  Restricted stock issued.......     525,000          --        35,000      (117,000)                                       (82,000)
  Exercise of stock options.....     453,561          --         4,000                                                        4,000
  Deferred compensation.........                            31,626,000                   (31,626,000)                            --
  Amortization of deferred
    compensation................                                                           1,621,000                      1,621,000
  Net loss......................                                                                        (15,375,000)    (15,375,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at December 31, 1998....  33,777,837   $   3,000   $32,668,000   $  (147,000)   $(30,058,000)   $(17,643,000) $ (15,177,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------


                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF CASH FLOWS


                                                                                 NINE MONTHS ENDED
                                                                                   DECEMBER 31,
                                                               YEAR ENDED    -------------------------
                                                             MARCH 31, 1998     1997          1998
                                                             --------------  -----------  ------------
                                                                             (UNAUDITED)
OPERATING ACTIVITIES:
Net loss...................................................   $ (2,268,000)  $(1,127,000) $(15,375,000)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Noncash interest.........................................         15,000        15,000        38,000
  Nonemployee stock compensation...........................         33,000            --            --
  Amortization of deferred compensation....................          2,000            --     1,621,000
  Depreciation.............................................         18,000         7,000       246,000
  Amortization.............................................             --            --       239,000
  Changes in operating assets and liabilities:
    Inventories............................................       (198,000)     (105,000)   (4,747,000)
    Prepaid expenses and other current assets..............        (35,000)     (147,000)     (359,000)
    Accounts payable.......................................        297,000       387,000    11,968,000
    Accrued expenses.......................................          9,000         6,000     1,446,000
                                                             --------------  -----------  ------------
Net cash used in operations................................     (2,127,000)     (964,000)   (4,923,000)

INVESTING ACTIVITIES:
Capital expenditures for property and equipment............       (178,000)     (102,000)   (1,913,000)
Acquisition of Toys.com....................................       (270,000)           --            --
Other assets...............................................             --            --    (1,022,000)
                                                             --------------  -----------  ------------
Net cash used in investing activities......................       (448,000)     (102,000)   (2,935,000)

FINANCING ACTIVITIES:
Proceeds from bridge loan..................................             --            --     5,000,000
Payments on bridge loan....................................             --            --    (2,238,000)
Proceeds from the issuance of Common Stock.................        224,000       224,000         4,000
Exercise of stock options..................................          1,000         1,000            --
Proceeds from the issuance of Redeemable Convertible
  Preferred Stock..........................................      3,007,000     3,007,000    22,047,000
Proceeds from the issuance of convertible
  notes....................................................        895,000       895,000            --
Payments on capital leases.................................             --            --       (15,000)
Proceeds from receivables from stockholders................             --            --        23,000
Proceeds from exercise of warrants.........................             --            --        30,000
                                                             --------------  -----------  ------------
Net cash provided by financing activities..................      4,127,000     4,127,000    24,851,000
                                                             --------------  -----------  ------------
Net increase in cash and cash equivalents..................      1,552,000     3,061,000    16,993,000
Cash and cash equivalents at beginning of period...........             --            --     1,552,000
                                                             --------------  -----------  ------------
Cash and cash equivalents at end of period.................   $  1,552,000   $ 3,061,000  $ 18,545,000
                                                             --------------  -----------  ------------
                                                             --------------  -----------  ------------
Supplemental disclosures:
Income taxes paid..........................................   $      1,000   $        --  $      1,000
Interest paid..............................................   $         --   $        --  $      8,000


                            See accompanying notes.

                                   ETOYS INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1.  SIGNIFICANT ACCOUNTING POLICIES

GENERAL


    eToys Inc. (the Company) was incorporated in November 1996 in the state of Delaware. Prior to June 1997, the Company had no operations or activities. In June 1997, initial issuances of Common Stock occurred. The Company launched its Web site in October 1997. The Company is a Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music.


    The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses since inception of operations and has limited working capital. Management believes that the proceeds raised through the sale of equity securities, in addition to revenue generated from product sales, will support the Company's operations through 1999. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the eventual outcome of this uncertainty.

INTERIM FINANCIAL STATEMENTS

    The accompanying statements of operations and cash flows for the nine months ended December 31, 1997 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim period.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

CASH EQUIVALENTS

    The Company considers those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase as cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (using the first in-first out method) or market and consist primarily of finished goods.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives, which range from three to five years. Leasehold

                                   ETOYS INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) improvements are recorded at cost. Amortization is provided using the straight-line method over the shorter of the term of the related lease or estimated useful lives of the assets.

GOODWILL

    Goodwill represents the excess of the purchase price over the estimated fair market value of net assets acquired in a business combination. Goodwill is amortized on a straight-line basis over three years.

LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

INCOME TAXES

    Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of common stock outstanding. Shares associated with stock options and the Redeemable Convertible Preferred Stock are not included because they are antidilutive.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1997, or at the date of original issuance, if later.

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and pro forma net loss per share for the periods indicated:


                                                                                  NINE MONTHS ENDED DECEMBER 31,
                                                                   YEAR ENDED    --------------------------------
                                                                 MARCH 31, 1998       1997             1998
                                                                 --------------  ---------------  ---------------
                                                                                   (UNAUDITED)
Numerator:
  Net loss.....................................................  $   (2,268,000) $    (1,127,000) $   (15,375,000)
Denominator:
  Weighted average shares......................................      25,129,888       23,326,095       33,157,034
                                                                 --------------  ---------------  ---------------
  Denominator for basic calculation............................      25,129,888       23,326,095       33,157,034
  Weighted average effect of pro forma securities:
    Series A Redeemable Convertible Preferred Stock............       5,103,014          553,403       19,000,760
    Series B Redeemable Convertible Preferred Stock............              --               --       27,129,665
                                                                 --------------  ---------------  ---------------
  Denominator for pro forma calculation........................      30,232,902       23,879,498       79,287,459
                                                                 --------------  ---------------  ---------------
                                                                 --------------  ---------------  ---------------
Net loss per share:
  Basic........................................................  $        (0.09) $         (0.05) $         (0.46)
                                                                 --------------  ---------------  ---------------
                                                                 --------------  ---------------  ---------------
  Pro forma....................................................  $        (0.08) $         (0.05) $         (0.19)
                                                                 --------------  ---------------  ---------------
                                                                 --------------  ---------------  ---------------


REVENUE RECOGNITION


    The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns in the period of sale, based upon historical experience.


ADVERTISING COSTS


    The Company expenses advertising costs as incurred. For the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, the Company incurred advertising costs of $917,000, $299,000 and $7,747,000, respectively.


ACCOUNTING FOR STOCK-BASED COMPENSATION

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may use Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation (see Note 6).

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SUPPLEMENTAL CASH FLOW INFORMATION


During the year ended March 31, 1998:


    Convertible notes in the amount $895,000, plus accrued interest of $15,000, were converted into Series A Redeemable Convertible Preferred Stock.

    The Company expensed approximately $33,000 for services rendered from several vendors in exchange for Common Stock.

    The Company issued stock in return for notes receivable totaling $30,000 from employees. Such notes have been classified in the equity section of the balance sheet.


    The Company issued 2,340,000 shares of Common Stock as part of the acquisition of Toys.com. See Note 2.


During the nine months ended December 31, 1998:

    The Company financed the purchase of fixed assets under capital leases in the amount $75,000.

    The Company issued notes receivable for Common Stock and Series B Redeemable Convertible Preferred Stock in the amounts of $35,000 and $105,000, respectively.

    Convertible notes in the amount of $2,762,000, plus $38,000 in accrued interest, were converted into Series B Redeemable Convertible Preferred Stock.

2.  ACQUISITION OF TOYS.COM


    In March 1998, the Company acquired the operations of one of its online competitors, Toys.com, including $25,000 in toy inventories and assumed certain advertising liabilities in the amount of $49,000, and the assumption of future contingent advertising commitments. The acquisition was accounted for under the purchase method of accounting and included a cash payment of $270,000 and the issuance of 2,340,000 shares of Common Stock. Goodwill resulting from the acquisition was $956,000. Subsequent to the acquisition, Toys.com ceased operations as a separate entity.

                                   ETOYS INC.

3.  INCOME TAXES


    As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes. The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:



                                                                  NINE MONTHS ENDED DECEMBER
                                                                             31,
                                              YEAR ENDED MARCH   ----------------------------
                                                  31, 1998            1997           1998
                                              -----------------  ---------------     -----
                                                                   (UNAUDITED)
Statutory federal income tax expense
  (benefit).................................            (34)%             (34)%          (34)%
State income tax expense (benefit)..........             (6)               (6)            (6)
Valuation allowance.........................             40                40             29
Non-deductible stock compensation...........             --                --             10
Non-deductible goodwill amortization........             --                --              1
                                                         --                --             --
                                                         --%               --%            --%
                                                         --                --             --
                                                         --                --             --


    The components of the deferred tax assets and related valuation allowance at March 31, 1998 and December 31, 1998, are as follows:

                                                                 MARCH 31,     DECEMBER 31,
                                                                    1998           1998
                                                                ------------  ---------------
Other.........................................................  $         --  $       161,000
Net operating loss carryforwards..............................       914,000        6,121,000
                                                                ------------  ---------------
Deferred tax assets...........................................       914,000        6,282,000
Valuation allowance...........................................      (914,000)      (6,282,000)
                                                                ------------  ---------------
                                                                $         --  $            --
                                                                ------------  ---------------
                                                                ------------  ---------------

    Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

    The Company has net operating losses for both federal and state tax purposes of approximately $15,366,000 expiring beginning in the years 2012 for federal and 2005 for state. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

4.  CONVERTIBLE NOTES AND BRIDGE FINANCING


    During the year ended March 31, 1998, the Company received $895,000 in proceeds from the issuance of 6.07% convertible notes. The notes were automatically converted into Series A Redeemable Convertible Preferred Stock due to certain conditions as specified within the initial note agreement. As a result of the conversion, the initial proceeds from the convertible notes of $895,000, plus $15,000 of accrued interest, were converted into 1,468,018 shares of Series A Redeemable Convertible Preferred Stock.

                                   ETOYS INC.

4.  CONVERTIBLE NOTES AND BRIDGE FINANCING (CONTINUED)
    In conjunction with the issuance of the 6.07% convertible notes, the Company issued to the purchasers of the 6.07% convertible notes, 721,757 stock warrants for the purchase of Series A Redeemable Convertible Preferred Stock at $.62 per share. As of December 31, 1998, 48,386 warrants have been exercised. The warrants are immediately exercisable and expire on December 31, 2002, or on the closing date of an initial public offering, if sooner. No value has been allocated to the warrants as the amount is not deemed to be significant.

    On May 6, 1998, the Company entered into a $5,000,000 bridge financing agreement with a group of investors. The bridge financing was in the form of Convertible Subordinated Promissory Notes (the Notes) which were payable on demand after May 6, 1999 accruing interest at a rate of 8% per annum until paid and compounded annually. In July 1998, $2.8 million of the Notes plus interest were converted into 1,331,235 shares of Series B Redeemable Convertible Preferred Stock. The remaining balance of the Notes of $2.2 million plus accrued interest was repaid in cash to the investors in June 1998.

5.  CAPITAL STRUCTURE

COMMON AND REDEEMABLE CONVERTIBLE PREFERRED STOCK


    On June 2, 1998, the Company amended its Certificate of Incorporation to, among other matters, increase the authorized number of shares of Common and Preferred Stock to 150,000,000 and 18,926,423, respectively.


    In conjunction with this amendment, the Company authorized 11,886,649 shares of Series B Redeemable Convertible Preferred Stock (Series B). In December 1997, the issuance of Series A Redeemable Convertible Preferred Stock (Series A) resulted in proceeds of $3,007,000, representing 4,849,999 shares issued and outstanding at $0.62 per share. In conjunction with this offering, $895,000 of convertible notes, plus related accrued interest of $15,000, were converted into 1,468,018 shares of Series A Redeemable Convertible Preferred Stock (see Note
4). In June 1998, the issuance of Series B resulted in proceeds of $25,000,000 representing 11,886,649 shares issued and outstanding at $2.1032 per share. The following summarizes the Series A and Series B activity:

                                                                SERIES A                      SERIES B
                                                         SHARES         AMOUNT         SHARES          AMOUNT
                                                      -------------  -------------  -------------  --------------
Balance at April 1, 1997............................             --  $          --             --  $           --
Issuance of Series A................................      6,318,017      3,917,000             --              --
                                                      -------------  -------------  -------------  --------------
Balance at March 31, 1998...........................      6,318,017      3,917,000             --              --
Issuance of Series A................................         48,386         30,000             --              --
Issuance of Series B................................             --             --     11,886,649      24,952,000
                                                      -------------  -------------  -------------  --------------
Balance at December 31, 1998........................      6,366,403  $   3,947,000     11,886,649  $   24,952,000
                                                      -------------  -------------  -------------  --------------
                                                      -------------  -------------  -------------  --------------

                                   ETOYS INC.

5. CAPITAL STRUCTURE (CONTINUED)

    The following table is presented to summarize the Common Stock authorized at December 31, 1998:


                                                                                    COMMON
                                                                                SHARES ISSUED
                          DESCRIPTION OF INSTRUMENT                              OR RESERVED
------------------------------------------------------------------------------  --------------
Common Stock outstanding                                                            33,777,837
Series A Redeemable Convertible Preferred Stock                                     19,099,209
Series B Redeemable Convertible Preferred Stock                                     35,659,947
Employee Incentive Stock Option Plan                                                17,400,000
Preferred and Common Stock warrants                                                  2,170,113
                                                                                --------------
  Common Stock issued or reserved                                                  108,107,106
                                                                                --------------
Common Stock available                                                              41,892,894
                                                                                --------------
                                                                                --------------


    Each share of Redeemable Convertible Preferred Stock is convertible, at the stockholder's option, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.62 in the case of Series A and $2.1032 in the case of Series B by the Conversion Price, as defined. In the event of a public offering of the Company's equity securities resulting in gross proceeds to the Company of $20 million or greater, all outstanding Redeemable Convertible Preferred Stock will automatically be converted into Common Stock.


    In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A and Series B are entitled to receive preference to the Common Stock holders to any distribution of any assets of the Company in an amount per share equal to $0.62 and $2.1032 per share, respectively. After the initial distribution of assets, the holders of Series A and Series B are entitled to participate with the holders of the Common Stock on a pro rata basis until the holders of Series A and Series B have received an aggregate of $1.86 and $6.31, respectively (as adjusted for any stock splits, stock dividends, recapitalizations, or the like.)


    On or at any time after November 26, 2002, subject to the written consent of 66 2/3% of the then outstanding shares of Series A and Series B, the Redeemable Convertible Preferred Stock may be redeemed for cash in whole or in part for $0.62 and $2.1032 per share (as adjusted for any stock dividends, combinations or splits with respect to such share) plus all declared but unpaid dividends, for Series A and Series B, respectively.

    The voting rights of the Series A and Series B are equal to one vote for each share of Common Stock into which such Redeemable Convertible Preferred Stock may be converted. Each share of Series A and Series B entitles the holder to receive dividends in cash at an annual rate of $0.043 and $0.1472 per share, respectively (as adjusted for any stock splits, stock dividends, recapitalizations, or the like). Dividends are payable quarterly when and if declared by the board of directors and are not cumulative.

RECEIVABLES FROM STOCKHOLDERS


    Receivables from stockholders, totaling $30,000 and $147,000 at March 31, 1998 and December 31, 1998, respectively, represent interest bearing notes from certain stockholders issued to finance the purchase of 6,605,001 and 50,000 shares of the Company's Common and Series B, respectively. The notes bear interest rates between 6.0% and 8.0% per year with interest due upon

                                   ETOYS INC.

5. CAPITAL STRUCTURE (CONTINUED)
payment of the notes. The notes are payable on different dates ranging from December 1, 1999 to July 27, 2002, or upon termination of employment or transfer of any of the purchased shares.

DEFERRED COMPENSATION


    The Company recorded deferred compensation of $55,000, $0 and $31,626,000 for the year ended March 31, 1998, and the nine months ended December 31, 1997 and 1998, respectively. The amounts recorded represent the difference between the grant price and the deemed fair value of the Company's Common Stock for shares subject to options granted. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $2,000, $0 and $1,621,000 for the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, respectively.


6. STOCK OPTION PLANS


    The Company adopted the 1997 Stock Plan, as amended June 1998, (the Plan) which provides for the granting of options for purchases up to 17,400,000 shares of the Company's Common Stock. Under the terms of the Plan, options may be granted to employees, nonemployees, directors or consultants at prices not less than the fair value at the date of grant. Options granted to nonemployees are recorded at the value of negotiated services received. Options vest over four years, 25% for the first year and ratably over the remaining three years and generally expire ten years from the date of grant.


    The following table summarizes the Company's stock option activity:


                                           NUMBER OF           PRICE          WEIGHTED AVERAGE
                                            SHARES           PER SHARE         EXERCISE PRICE
                                         -------------  -------------------  ------------------
Outstanding at March 31, 1997..........             --
  Granted..............................      4,407,000  $   0.005 to $0.033      $    0.010
  Exercised............................       (150,000)     0.005 to  0.005           0.005
  Canceled.............................             --                                   --
                                         -------------

Outstanding at March 31, 1998..........      4,257,000      0.005 to  0.033           0.010
  Granted..............................     10,746,600      0.033 to  1.667           0.399
  Exercised............................       (978,561)     0.005 to  0.140           0.039
  Canceled.............................     (1,307,439)     0.005 to  0.140           0.015
                                         -------------

Outstanding at December 31, 1998.......     12,717,600      0.033 to  1.667           0.331
                                         -------------
                                         -------------



    Options granted during the year ended March 31, 1998 and the nine months ended December 31, 1998 resulted in a total compensation amount of $55,000 and $31,626,000, respectively, and were recorded as deferred compensation in stockholders equity. The deferred compensation amount will be recognized as compensation expense over the vesting period. During the year ended March 31, 1998 and the nine months ended December 31, 1998, such compensation expense amounted to $2,000 and $1,621,000, respectively. Options outstanding at March 31, 1998 and December 31, 1998 were exercisable for 321,000 and 906,726 shares of Common Stock, respectively. Common Stock available for future grants at March 31, 1998 and December 31, 1998 were 4,165,500 and 3,508,839 shares, respectively.

                                   ETOYS INC.

6. STOCK OPTION PLANS (CONTINUED)
    Additional information with respect to the outstanding options as of December 31, 1998 is as follows:


                                             OPTIONS OUTSTANDING
                           --------------------------------------------------------        OPTIONS EXERCISABLE
                                                                WEIGHTED AVERAGE     -------------------------------
                                           WEIGHTED AVERAGE         REMAINING                      WEIGHTED AVERAGE
                             NUMBER OF         EXERCISE            CONTRACTUAL        NUMBER OF        EXERCISE
                              SHARES            PRICE                 LIFE             SHARES           PRICE
                           -------------  ------------------  ---------------------  -----------  ------------------
RANGE OF EXERCISE PRICES
  $0.005 to $0.033.......      3,847,500      $    0.016                 8.91           838,625       $    0.008
  $0.140 to $0.140.......        726,600           0.140                 9.53             9,600            0.140
  $0.143 to $1.667.......      8,143,500           0.495                 9.85            58,500            1.510
                           -------------                                             -----------
  $0.005 to $1.667.......     12,717,600                                                906,725
                           -------------                                             -----------
                           -------------                                             -----------


    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                             YEAR ENDED         NINE MONTHS ENDED
                                                           MARCH 31, 1998       DECEMBER 31, 1998
                                                         -------------------  ---------------------
Risk-free interest rates...............................             6.0%                 5.14%
Expected lives (in years)..............................               5                     4
Dividend yield.........................................               0%                    0%
Expected volatility....................................               0%                    0%


    The compensation cost associated with the stock-based compensation plans did not result in a material difference from the reported net loss for the year ended March 31, 1998 or the nine months ended December 31, 1998.


7. COMMITMENTS AND CONTINGENCIES

LEASES


    The Company leases its office and warehouse facilities under long-term noncancelable operating leases. For the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, total rent expense incurred related to these leases amounted to $52,000, $26,000 and $405,000, respectively.

                                   ETOYS INC.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    At December 31, 1998, future lease commitments under these agreements were as follows:

                                                                       OPERATING     CAPITAL
                                                                        LEASES       LEASES
                                                                     -------------  ---------
1999...............................................................  $     699,000  $  27,000
2000...............................................................        718,000     27,000
2001...............................................................        739,000     10,000
2002...............................................................        759,000         --
2003...............................................................        462,000         --
                                                                     -------------  ---------
                                                                         3,377,000     64,000
Less amounts representing interest.................................             --     (5,000)
                                                                     -------------  ---------
                                                                     $   3,377,000  $  59,000
                                                                     -------------  ---------
                                                                     -------------  ---------

EQUIPMENT FINANCING ARRANGEMENT


    During December 1998, the Company entered into a line of credit arrangement with a leasing institution that provides for sale and leaseback transactions of capital equipment up to a maximum of $2,000,000. Under this agreement, $2,000,000 was available for future financing transactions at December 31, 1998. In addition, the agreement provides the leasing institution warrants, with value equal to approximately $80,000 with the number of shares to be determined pursuant to a formula, as defined, at the time of issuance. Such warrants were issued on January 31, 1999.


ADVERTISING COMMITMENTS

    During 1998, the Company entered into a number of commitments for online, print and broadcast advertising. At December 31, 1998, the advertising commitments amounted to:

                                                                                    TOTAL
YEARS ENDING DECEMBER 31,                                                        COMMITMENTS
------------------------------------------------------------------------------  --------------
1999..........................................................................   $  8,291,000
2000..........................................................................        171,000
                                                                                --------------
                                                                                 $  8,462,000
                                                                                --------------
                                                                                --------------

PURCHASE COMMITMENTS

    At December 31, 1998, the Company had approximately $8.7 million in outstanding orders with certain suppliers for the purchase of inventory. Such purchase commitments are expected to be fulfilled from April to September 1999.

8. SUBSEQUENT EVENTS


    In February 1999, the Board of Directors adopted the 1999 Stock Plan, the 1999 Directors' Stock Option Plan and the 1999 Employee Stock Purchase Plan. In March 1999 the stockholders approved these plans. The 1999 Stock Plan provides for 21,600,000 shares of Common Stock to be granted under terms similar to the 1997 Stock Plan. The 1999 Directors' Stock Option Plan reserves a total of 600,000 shares of Common Stock for grants of options to nonemployee directors. The 1999 Employee Stock Purchase Plan reserves a total of 900,000 shares of Common Stock for limited purchases by employees through payroll deductions, with a purchase price equal to 85% of the fair market value of the Common Stock.

                                   ETOYS INC.

8. SUBSEQUENT EVENTS (CONTINUED)

    In March 1999, the Company issued Series C Redeemable Convertible Preferred Stock (Series C) which resulted in proceeds of approximately $20,000,000, representing 666,666 shares issued and outstanding at $30 per share. Each share of Series C is convertible, at the stockholder's option, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $30 by the Conversion Price, as defined. In the event of a public offering of the Company's equity securities all outstanding shares of Series C will automatically be converted into Common Stock.



    In February 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public. Upon completion of the Company's initial public offering, the Series A, Series B and Series C Redeemable Convertible Preferred Stock will convert into 56,759,154 shares of Common Stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the Redeemable Convertible Preferred Stock as of December 31, 1998.



    In March 1999, the Company's Board of Directors declared a stock split of 3 shares for every 1 share of Common Stock then outstanding. The stock split will become effective at the date the Company's public offering of Common Stock is declared effective. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock split. The par value of the shares of Common Stock to be issued in connection with the stock split was credited to Common Stock and a like amount charged to additional paid-in capital.

                                  UNDERWRITING

    eToys and the Underwriters named below (the "underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                  Number of
                         Underwriters                              Shares
---------------------------------------------------------------  -----------
Goldman, Sachs & Co............................................
BancBoston Robertson Stephens Inc..............................
Donaldson, Lufkin & Jenrette Securities Corporation............
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............
                                                                 -----------
    Total......................................................
                                                                 -----------
                                                                 -----------

                            ------------------------

    The underwriters are committed to take and pay for all of the shares indicated in the table above, if any are taken.


    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,230,000 shares from eToys to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by eToys. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,230,000 additional shares.


                                 Paid by eToys

                                                   No Exercise    Full Exercise
                                                  -------------  ---------------
Per Share.......................................    $               $
Total...........................................    $               $


    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $         per share from
the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.



    eToys and its directors, officers, employees and other securityholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.



    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock has been negotiated among eToys and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were eToys' historical performance, estimates of eToys' business potential and earnings prospects, an assessment of eToys' management and the consideration of the above factors in relation to market valuation of companies in related businesses.


    eToys has applied to have the common stock listed on the Nasdaq National Market under the symbol "ETYS".



    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.


    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.


    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.


    The underwriters have reserved for sale, at the initial public offering price, up to 10% of the common stock offered hereby for certain individuals designated by eToys who have expressed an interest in purchasing such shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.



    eToys estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,200,000.


    eToys has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS


                                         Page
                                       ---------
Prospectus Summary...................          3
Risk Factors.........................          7
Use of Proceeds......................         18
Dividend Policy......................         18
Capitalization.......................         19
Dilution.............................         20
Selected Financial Data..............         21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................         22
Business.............................         33
Management...........................         45
Certain Transactions.................         55
Principal Stockholders...............         58
Description of Capital Stock.........         60
Shares Eligible for Future Sale......         63
Legal Matters........................         64
Experts..............................         64
Additional Information...............         65
Index to Financial Statements........        F-1
Underwriting.........................        U-1


                               ------------------

    Through and including              , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.


                                8,200,000 Shares
                                   ETOYS INC.
                                  Common Stock


                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                         BANCBOSTON ROBERTSON STEPHENS
                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by eToys in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


                                                                                   AMOUNT
                                                                                 TO BE PAID
                                                                                 ----------
SEC registration fee...........................................................  $   31,970
NASD filing fee................................................................      12,000
Nasdaq National Market listing fee.............................................      95,000
Printing and engraving expenses................................................     350,000
Legal fees and expenses........................................................     350,000
Accounting fees and expenses...................................................     270,000
Blue Sky qualification fees and expenses.......................................       5,000
Transfer Agent and Registrar fees..............................................       5,000
Miscellaneous fees and expenses................................................      81,030
                                                                                 ----------
    Total......................................................................  $1,200,000
                                                                                 ----------
                                                                                 ----------



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of our current Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our current Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.14 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among eToys and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since our incorporation in November 1996, we have sold and issued the following securities:


    1. On June 27, 1997 we issued 11,680,002 shares of common stock to five founders for an aggregate consideration of $58,400.01. On June 27, 1997 we also issued 19,400,001 shares of common stock and a Note in the principal amount of $100,000 to one investor for an aggregate consideration of $197,000.01.



    2. On September 29, 1997, we issued one investor a warrant to purchase 150,000 shares of common stock in connection with the transfer of certain intellectual property.



    3. On August 15, 1997 and September 26, 1997, we issued Notes in the principal amount of $895,000 and warrants to purchase 2,165,271 shares of Series A preferred stock to 40 investors for an aggregate consideration of $895,000. The Notes converted into 4,404,054 shares of Series A preferred stock.

    4. On December 23, 1997, we issued 18,954,051 shares of Series A preferred stock to fifty accredited investors for an aggregate consideration of $3,917,170.54.



    5. On March 11, 1998, we issued 2,340,000 shares of common stock to one accredited investor in exchange for substantially all of the assets of a business owned by the investor (less $270,000 cash).



    6. On May 6, 1998, we issued Notes in the aggregate principal amount of $2,530,679.61 to four accredited investors. The Notes converted into 3,609,756 shares of Series B preferred stock.



    7. On June 4, 1998, we issued 31,424,510 shares of Series B preferred stock to twelve accredited investors for am aggregate consideration of $22,030,677.17.



    8. On June 17, 1998, we issued 4,235,436 shares of Series B preferred stock to sixteen accredited investors for an aggregate consideration of $2,969,322.97.



    9. On January 31, 1999 we issued a warrant to purchase 11,412 shares of common stock to a lessor in connection with an equipment financing.



    10. On March 24, 1999 we issued an aggregate of 1,999,998 shares of Series C preferred stock to two large institutional accredited investors for aggregate consideration of $19,999,980.



    11. Since inception we have issued an aggregate of 18,522,900 options to purchase common stock of eToys to a number of our employees, directors and consultants.


    The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 9 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


NUMBER       DESCRIPTION
-----------  ----------------------------------------------------------------------------------
     1.1     Form of Underwriting Agreement dated April   , 1999.

     3.1*    Amended and Restated Certificate of Incorporation of eToys (superseded by Exhibit
               3.5).

     3.2*    Amended and Restated Certificate of Incorporation of eToys (proposed) (superseded by Exhibit 3.6).

     3.3*    Amended and Restated Bylaws of eToys.

     3.4*    Amended and Restated Bylaws of eToys (proposed).

     3.5     Amended and Restated Certificate of Incorporation of eToys.

     3.6     Amended and Restated Certificate of Incorporation of eToys (proposed).

     4.1*    Specimen Stock Certificate.

     5.1     Opinion of Venture Law Group regarding the legality of the Common Stock being registered.

    10.1*    Stock Purchase Agreement dated June 27, 1997 between eToys and Edward C. Lenk.

NUMBER       DESCRIPTION
-----------  ----------------------------------------------------------------------------------
    10.2*    Restricted Stock Purchase Agreement dated June 27, 1997 between eToys and Edward
               C. Lenk.

    10.3*    Stock Purchase Agreement dated June 27, 1997 between eToys and Frank C. Han.

    10.4*    Restricted Stock Purchase Agreement dated June 27, 1997 between eToys and Frank C.
               Han.

    10.5*    Note and Stock Purchase Agreement dated June 27, 1997 between eToys and idealab!.

    10.6*+   Interactive Marketing Agreement dated October 1, 1997 between eToys and America
               Online, Inc. (amended January 1, 1998).

    10.7*    Series A Preferred Stock Purchase Agreement dated December 23, 1997 among eToys and certain investors.

    10.8*    Series B Preferred Stock Purchase Agreement dated June 4, 1998 among eToys and certain investors.

    10.9*    Amended and Restated Investors' Rights Agreement dated June 4, 1998, among eToys and certain investors (superseded by Exhibit 10.24).

    10.10*   Amended and Restated Voting Agreement dated June 4, 1998, among eToys and certain investors (superseded by Exhibit 10.25).

    10.11*   Amended and Restated Right of First Refusal and Co-Sale Agreement dated June 4,
               1998, among eToys, Edward C. Lenk, Frank C. Han and certain investors
               (superseded by Exhibit 10.26).

    10.12*   Lease dated January 22, 1999 between eToys and Spieker Properties, L.P.

    10.13*   Standard Industrial Lease Agreement dated June 26, 1998 between eToys and Newcrow
               (amended October 15, 1998).

    10.14*   Form of Indemnification Agreement between eToys and each of its officers and directors.

    10.15    1997 Stock Plan.

    10.16    1999 Stock Plan.

    10.17    1999 Employee Stock Purchase Plan.

    10.18    1999 Directors' Stock Option Plan.

    10.19*   Offer Letter dated December 5, 1998 between eToys and John R. Hnanicek.

    10.20*   Offer Letter dated December 28, 1998 between eToys and Louis V. Zambello III.

    10.21*   Offer Letter dated January 12, 1999 between eToys and Steven J. Schoch.

    10.22*   Equipment Lease Line dated December 24, 1998 between eToys and Comdisco, Inc.

    10.23    Series C Preferred Stock Purchase Agreement dated March 24, 1999 among eToys and certain investors.

    10.24    Amended and Restated Investors' Rights Agreement dated March 24, 1999 among eToys and certain investors.

    10.25    Amended and Restated Voting Agreement dated March 24, 1999 among eToys and certain investors.

NUMBER       DESCRIPTION
-----------  ----------------------------------------------------------------------------------
    10.26    Amended and Restated Right of First Refusal and Co-Sale Agreement dated March 24,
               1999 among eToys and certain investors.

    23.1     Consent of Accountants.

    23.2     Consent of Attorneys (see Exhibit 5.1).

    24.1*    Power of Attorney.


------------------------


 * Previously filed by the registrant with the Commission.


 + Confidential treatment requested as to certain portions of this Exhibit.

    (b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California on April 5, 1999.



                                ETOYS INC.

                                By:              /s/ EDWARD C. LENK
                                     -----------------------------------------
                                                   Edward C. Lenk
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                 UNCLE OF THE BOARD



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
      /s/ EDWARD C. LENK        President, Chief Executive
------------------------------    Officer and Uncle of the     April 5, 1999
        Edward C. Lenk            Board

     /s/ STEVEN J. SCHOCH
------------------------------  Chief Financial Officer        April 5, 1999
       Steven J. Schoch

       PETER C.M. HART*
------------------------------  Director                       April 5, 1999
       Peter C.M. Hart

          TONY HUNG*
------------------------------  Director                       April 5, 1999
          Tony Hung

       MICHAEL MORITZ*
------------------------------  Director                       April 5, 1999
        Michael Moritz

         DANIEL NOVA*
------------------------------  Director                       April 5, 1999
         Daniel Nova



*Power of Attorney



By:     /s/ STEVEN J. SCHOCH
      -------------------------
          Steven J. Schoch
          ATTORNEY IN FACT